EXHIBIT 99.5

DOCKET NO. 32475

APPLICATION OF AEP TEXAS	§	PUBLIC UTILITY COMMISSION
CENTRAL COMPANY FOR A	§
FINANCING ORDER	§	OF TEXAS

FINANCING ORDER

TABLE OF CONTENTS

I. DISCUSSION AND STATUTORY OVERVIEW		6

II. DESCRIPTION OF PROPOSED TRANSACTION		12

III. FINDINGS OF FACT		17

A. IDENTIFICATION AND PROCEDURE		17
1.	Identification of Applicant and Application	17
2.	Procedural History	18
3.	Notice of Application	21
B. QUALIFIED COSTS AND AMOUNT TO BE SECURITIZED		21
1.	Identification and Amounts	21
2.	Carrying Cost Included in the Securitized Amount	23
3.	Balance to be Securitized	24
4.	Issuance Advice Letter	25
5.	Tangible and Quantifiable Benefit	27
6.	Present Value Cap	28
7.	Total Amount of Revenue to be Recovered	29
C. STRUCTURE OF THE PROPOSED SECURITIZATION		30
1.	BondCo	30
2.	Credit Enhancement and Arrangements to Reduce Interest Rate Risk or Enhance Marketability	32
3.	Transition Property	33
4.	Servicer and the Servicing Agreement	33
5.	Retail Electric Providers	36
6.	Transition Bonds	43
7.	Security for Transition Bonds	44
8.	General Provisions	47
9.	Transition Charges—Imposition and Collection, Nonbypassability, and Self-Generation	48
10.	Allocation of Qualified Costs Among Texas Retail Consumers	50
11.	True-Up of Transition Charges	53
12.	Interim True-Up	55
13.	Non-Standard True-Up	55
14.	Additional True-Up Provisions	57
15.	Designated Representative or Financial Advisor	58
16.	Lowest Transition Bond Charges	59
D. USE OF PROCEEDS		62

IV. CONCLUSIONS OF LAW		62

V. ORDERING PARAGRAPHS		71

i

A. APPROVAL	71
B. TRANSITION CHARGES	74
C. TRANSITION BONDS	76
D. SERVICING	80
E. RETAIL ELECTRIC PROVIDERS	82
F. STRUCTURE OF THE SECURITIZATION	85
G. USE OF PROCEEDS	85
H. MISCELLANEOUS PROVISIONS	85

Appendix A	Settlement Agreement (excluding Attachment A)

Appendix B	Form of Issuance Advice Letter

Appendix C	Form of Tariff (Schedule TC-2 and Rider TC-2)

Appendix D	Up-front Qualified Costs and Ongoing Qualified Costs

Appendix E	Billing Thresholds to Determine Whether a Non-Standard True-up is Triggered

ii

DOCKET NO. 32475

APPLICATION OF AEP TEXAS	§	PUBLIC UTILITY COMMISSION
CENTRAL COMPANY FOR A	§
FINANCING ORDER	§	OF TEXAS

FINANCING ORDER

This Financing Order addresses the application of AEP Texas Central Company (“TCC”) under Subchapter G of Chapter 39 of the Public Utility Regulatory Act1 (“PURA”): (1) to securitize the sum of: stranded costs as determined by the Commission in Docket No. 31056,2 regulatory assets not previously securitized, carrying costs as applicable on the stranded costs through the issuance of the transition bonds, and other qualified costs; (2) for approval of the proposed securitization financing structure and issuance of transition bonds; (3) for approval of transition charges sufficient to recover qualified costs; and (4) for approval of a tariff to implement the transition charges.

On May 22, 2006, certain parties to this proceeding filed a Settlement Agreement (“Settlement”) which resolved all issues in this docket other than: (1) the treatment of accumulated deferred federal income taxes (“ADFIT”) benefits either as a reduction to the costs to be recovered through a competition transition charge (“CTC”) or as a reduction of the securitized amount to be recovered through a transition charge (“TC”); (2) the treatment of excess deferred federal income taxes (“EDFIT”) and accumulated deferred investment tax credits (“ADITC”) either as a reduction to the costs to be recovered through a CTC or as a reduction to the securitized amount to be recovered through a TC; and (3) all issues related to the quantification of the ADFIT benefits which the settling parties agreed were to be severed and decided by the Commission in a

[1]	TEX. UTIL. CODE ANN. §§ 11.001-64.158 (Vernon 1998 & Supp. 2005).
[2]	Application of AEP Texas Central Company and CPL Retail Energy, LP to Determine True-Up Balances Pursuant to PURA § 39.262 and Petition to Determine Amount of Excess Mitigation Credits to be Refunded and Recovered, Docket No. 31056, Order on Rehearing (April 4, 2006).

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separate order. No party opposed the Settlement, which is attached to this Financing Order as Attachment A. In the Settlement, the settling parties proposed a “paper hearing” for the three unresolved issues in which evidence was introduced, cross-examination was waived, and the unresolved issues were briefed. In accordance with the Settlement, the Commission has severed the issues related to the quantification of the ADFIT benefits and has decided those issues in a separate order.

As discussed in this Financing Order, the Commission finds that TCC’s application for approval of the securitization transaction should be approved as revised to reflect the Settlement. The Commission also finds that the securitization approved in this Financing Order meets all applicable requirements of PURA. Accordingly, in accordance with the terms of this Financing Order, the Commission: (1) approves the securitization requested by TCC; (2) authorizes the issuance of transition bonds in one or more series in an aggregate principal amount not to exceed the sum of (a) $1,696,620,385 (which includes carrying costs through the projected issuance date of the transition bonds of September 1, 2006, and the interest differential reduction calculated in TCC’s pleading filed on May 4, 2006), plus (b) up-front qualified costs, plus or minus (c) carrying costs for the number of days, as applicable, either greater than or less than assumed in the calculation based on the projected issuance date for the transition bonds of September 1, 2006; (2) approves the structure of the proposed securitization financing; (3) approves transition charges in an amount to be calculated as provided in this Financing Order; (4) approves the form of tariff, as provided in this Financing Order, to implement those transition charges; and (5) finds that the potential benefits of an interest-rate swap will not outweigh the costs of preparing a swap and the risks to customers, will not result in the lowest transition bonds charges, and that an interest-rate swap should not occur with the transition bonds.

In the issuance advice letter discussed herein, TCC shall update the amount of the up-front qualified costs to reflect the actual issuance date of the transition bonds and other relevant current information in accordance with the terms of this Financing Order. In addition, if the transition bonds are issued on a date other than September 1, 2006, TCC shall include in the issuance advice letter a revision to the carrying costs to account for the difference in the number of days either less than or greater than assumed in the

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calculation based on the projected issuance for the transition bonds of September 1, 2006, and the amount securitized shall be adjusted upwards or downwards, as applicable, based on such difference. TCC is authorized to issue transition bonds to securitize the updated aggregate principal amount reflected in the issuance advice letter in accordance with the terms of this Financing Order.

TCC submitted evidence demonstrating that the proposed securitization met each of the several financial tests set forth by Subchapter G of PURA Chapter 39 by varying degrees. All of the calculations performed by TCC demonstrated that the transaction would pass these tests by a significant margin. Considering the magnitude of the margin by which the proposed securitization passes the various tests, the Commission declines to determine a particular number for each benefit conferred by the securitization. Accordingly, in quantifying the benefit to ratepayers as a result of this securitization, the Commission refers to the ranges of benefits calculated under TCC’s expected case scenario, in which the transition bonds bear a 5.218% weighted-average annual interest rate, and a worst-case scenario, in which the bonds are subject to an 8.00% weighted-average annual interest rate.

As a result of the securitization approved by this Financing Order, consumers in TCC’s service area will realize benefits. Based on the amount that TCC initially sought to securitize, TCC’s financial analysis indicated that consumers will realize benefits estimated to be $365 million on a present value basis in the worst case scenario.3 At the expected weighted-average interest rate, securitization confers benefits of $710 million on a present-value basis.4 In addition, under the worst-case scenario, securitization of the amount TCC initially sought to securitize will result in a reduction in the amount of revenues collected by TCC of $385 million, on a nominal basis, when compared to the amount that would have been collected under conventional financing methods.5 In the expected case, the securitization will result in a reduction in the amount of revenues

[3]	See Direct Testimony of Randall W. Hamlett at 25.
[4]	See id.
[5]	See id. at 21.

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collected by TCC of $966 million.6 While the amount authorized to be securitized by this Financing Order is different from the amount initially requested by TCC, the Commission finds that the change in such amount does not change the soundness of TCC’s financial analysis or the conclusion that securitization materially benefits consumers. Accordingly, the Commission concludes that the benefits for consumers set forth in TCC’s evidence are fully indicative of the benefits that consumers will realize from the securitization approved hereby. Also in the issuance advice letter, TCC will be required to update the benefit analyses to verify that the final amount securitized satisfies the statutory financial tests.

On April 4 , 2006, the Commission issued an Order on Rehearing in Docket No. 31056 determining that TCC is entitled pursuant to PURA § 39.262 to recover $912,396,171 of stranded costs and $466,787,748 in carrying costs on the stranded costs through September 30, 2005. Pursuant to the terms of the Order on Rehearing in Docket No. 31056, that balance accrues carrying costs until it is collected. In the Docket No. 31056 Order on Rehearing, the Commission also determined that TCC has $252,640,278 in regulatory assets that were not previously securitized. In its application filed on March 3, 2006, TCC requested authority to securitize the sum of: (a) Texas retail stranded costs in the amount of $1,379,411,776 found recoverable by the Commission in its order in Docket No. 31056 (which included carrying costs through September 30, 2005) , (b) Texas retail regulatory assets not previously securitized in the amount of $252,600,866 as found in Docket No. 31056, (c) carrying costs on the stranded costs accrued from October 1, 2005 through the date of issuance of the transition bonds, and (d) up-front qualified costs. TCC proposed that the carrying costs amount and the up-front qualified costs be updated in the issuance advice letter prior to the issuance of the transition bonds to reflect the actual issuance date of the transition bonds and other relevant current information as permitted by the draft financing order submitted by TCC, and that TCC be authorized to securitize the updated aggregate principal amount reflected in the issuance advice letter. TCC subsequently filed Supplemental Direct Testimony revising the amount sought to be securitized based on the Commission’s Order on Rehearing in Docket No. 31056 issued on April 4, 2006.

[6]	See id.

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TCC provided a general description of the proposed transaction structure in its application and in the testimony and exhibits submitted in support of its application. The proposed transaction structure does not contain every relevant detail and, in certain places, uses only approximations of certain costs and requirements. The final transaction structure will depend, in part, upon the requirements of the nationally-recognized credit rating agencies which will rate the transition bonds and, in part, upon the market conditions that exist at the time the transition bonds are taken to the market.

While the Commission recognizes the need for some degree of flexibility with regard to the final details of the securitization transaction approved in this Financing Order, its primary focus is upon the statutory requirements—not the least of which is to ensure that securitization results in tangible and quantifiable benefits to ratepayers—that must be met prior to issuing a financing order. The Commission must be mindful of its responsibility to shepherd the restructuring of the electric industry in Texas in a manner that ensures that a robust competitive retail market continues to exist in this state.

In view of these obligations, the Commission has established certain criteria in this Financing Order that must be met in order for the approvals and authorizations granted in this Financing Order to become effective. This Financing Order grants authority to issue transition bonds and to impose and collect transition charges only if the final structure of the securitization transaction complies in all material respects with these criteria. Finally, the authority and approval granted in this Financing Order is effective only upon TCC filing with the Commission an issuance advice letter demonstrating compliance with the provisions of this Financing Order.

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I. DISCUSSION AND STATUTORY OVERVIEW

The Texas Legislature amended PURA in 1999 to provide for competition in the provision of retail electric service.7 To facilitate the transition to a competitive environment, electric utilities are authorized to undertake securitization financing of qualified costs.8 The Legislature provided this option for recovering qualified costs based on the conclusion that securitized financing will result in lower carrying costs for utility assets relative to the costs that would be incurred using conventional utility financing methods. As a precondition to the use of securitization, the Legislature required that the utility demonstrate that ratepayers would receive tangible and quantifiable benefits as a result of securitization and that this Commission make a specific finding that such benefits exist before issuing a financing order. Consequently, a basic purpose of securitized financing—the recovery of an electric utility’s qualified costs—is conditioned upon the other basic purpose—providing economic benefits to consumers of electricity in this state.

To securitize an electric utility’s qualified costs, the Commission may authorize the issuance of securities known as transition bonds. Transition bonds are generally defined as evidences of indebtedness or ownership that are issued under a financing order, are limited to a term of not longer than 15 years, and are secured by or payable from transition property.9 The net proceeds from the sale of the transition bonds must be used to reduce the amount of a utility’s recoverable regulatory assets or stranded costs through the refinancing or retirement of the utility’s debt or equity. If transition bonds are approved and issued, retail electric consumers must pay the principal, interest, and related charges of the transition bonds through transition charges. Transition charges are nonbypassable charges that will be paid as a component of the monthly charge for electric service. Transition charges must be approved by the Commission pursuant to a financing order.10

[7]	See Act of May 27, 1999, 76th Leg., R.S., ch. 440, 1999 TEX. GEN. LAWS 1111 (codified primarily at TEX. UTIL. CODE Chapters 39, 40, and 41).
[8]	See PURA §§ 39.201, .301-.303.
[9]	See id. § 39.302(6).
[10]	See id. § 39.302(7).

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The Commission may adopt a financing order only if it finds that the total amount of revenues to be collected under the financing order is less than the revenue requirement that would be recovered using conventional financing methods and that the financing order is consistent with the standards of PURA § 39.301. The Commission must ensure that the net proceeds of transition bonds may be used only for the purpose of reducing the amount of recoverable costs through the refinancing or retirement of utility debt or equity. In addition, the Commission must ensure that (1) securitization provides tangible and quantifiable benefits to ratepayers greater than would have been achieved absent the issuance of the transition bonds, and (2) the structuring and pricing of the transition bonds result in the lowest transition bond charges consistent with market conditions and the terms of a financing order. Finally, the amount securitized may not exceed the present value of the revenue requirement over the life of the proposed transition bonds associated with the amounts sought to be securitized, and the present value calculation must use a discount rate equal to the proposed interest rate on the transition bonds. All of these statutory requirements go to ensure that securitization will provide real benefits to retail consumers.

The essential finding by the Commission that is needed to issue a financing order is that ratepayers will receive tangible and quantifiable benefits as a result of securitization. This finding can only be made upon a showing of economic benefits to ratepayers through an economic analysis. An economic analysis is necessary to recognize the time value of money in evaluating whether and the extent to which benefits accrue from securitization. Moreover, an economic analysis recognizes the concept that the timing of a payment can be as important as the magnitude of a payment in determining the value of the payment. Thus, an analysis showing an economic benefit is necessary to quantify a tangible benefit to ratepayers.

Economic benefits also depend upon a favorable financial market—one in which transition bonds may be sold at an interest rate lower than the carrying costs of the assets being securitized. The precise interest rate at which transition bonds can be sold in a future market, however, is not known today. Nevertheless, benefits can be calculated based upon certain known facts (e.g. the amount of assets to be securitized and the cost of the alternative to securitization) and assumptions (e.g. the interest rate of the transition

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bonds, the term of the transition bonds and the amount of other qualified costs). By analyzing the proposed securitization based upon those facts and assumptions, a determination can be made as to whether tangible and quantifiable benefits result. To ensure that benefits are realized, the securitization transaction must be structured in a manner consistent with the assumptions of the cost-benefit economic analysis and conform to the structure ordered by the Commission and an issuance advice letter must be presented to the Commission immediately prior to issuance of the bonds demonstrating that the actual structure and costs of the bonds will provide tangible and quantifiable benefits. The cost-benefit analysis contained in the issuance advice letter shall reflect the actual structure of the bonds.

In this proceeding, TCC’s financial analysis shows that securitizing the amount initially requested by TCC will produce an economic benefit to ratepayers in an amount between $365 million and $710 million on a present value basis.11 This benefit will result even if the bond market is unfavorable and transition bonds have to be issued at the maximum weighted-average interest rate allowed by this Financing Order. Assuming that the transition bonds are, consistent with the expected case presented by TCC subject to a 5.218% weighted-average annual interest rate (calculated using the amount initially requested to be securitized by TCC), the benefit is $710 million on a present-value basis.12 The economic benefit to ratepayers will be larger if a more favorable market allows the transition bonds to be issued at a lower interest rate. As previously stated, the Commission finds that the benefits for consumers set forth in TCC’s evidence are fully indicative of the benefits that consumers will realize from the securitization approved hereby, notwithstanding that the amount authorized to be securitized by this Financing Order is different from the amount initially requested by TCC. Also in the issuance advice letter, TCC will be required to update the benefit analyses to verify that the final amount securitized satisfies the statutory financial tests.

To issue a financing order, PURA also requires that the Commission find that the total amount of revenues collected under the financing order will be less than would

[11]	See Direct Testimony of Randall W. Hamlett at 25.
[12]	See id.

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otherwise have been collected under conventional financing methods. In this proceeding, TCC’s financial analysis of the amount initially sought to be securitized using worst-case market conditions demonstrates that revenues will be reduced by $385 million on a nominal basis under this Financing Order compared to the amount that would be recovered under conventional financing methods, assuming the bonds are issued at an 8.00% weighted-average annual interest rate.13 Under the expected scenario in which the bonds are issued at a 5.218% weighted-average annual interest rate, securitization saves ratepayers $966 million in nominal revenue.14 If transition bonds are issued in a more favorable market, this reduction in revenues will be larger. For the reasons previously stated, the Commission finds that the foregoing benefits are indicative of the benefits to consumers of the securitization of the amount authorized hereby.

Before the transition bonds may be issued, TCC must submit to the Commission an issuance advice letter in which it demonstrates, based upon the actual market conditions at the time of pricing, that the proposed structure and pricing of the transition bonds will provide real economic benefits to retail consumers and comply with this Financing Order. As part of this submission, TCC must also certify to the Commission that the structure and pricing of the transition bonds results in the lowest transition bond charges consistent with market conditions at the time of pricing and the terms of this Financing Order. The form of certification that must be submitted by TCC is set out in Appendix A to this Financing Order. The Commission, by order, may stop the issuance of the transition bonds authorized by this Financing Order if TCC fails to make this demonstration or certification.

PURA requires that transition charges be charged for the use or availability of electric services to recover all qualified costs.15 Transition charges can be recovered over a period that does not exceed 15 years.16 The Commission concludes that this prevents the collection of transition charges from retail consumers for services rendered after the 15-year period but does not prohibit recovery of transition charges for service rendered during the 15-year period but not actually collected until after the 15-year period.

[13]	See id. at 21.
[14]	See id.
[15]	See PURA § 39.302(7).
[16]	See id. § 39.303(b).

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Transition charges will be collected by an electric utility, its successors, an assignee, or other collection agents as provided for in this Financing Order.17 The right to impose, collect, and receive transition charges (including all other rights of an electric utility under the financing order) are only contract rights until they are first transferred to an assignee or pledged in connection with the issuance of transition bonds. Upon the transfer or pledge of those rights, they become transition property and, as such, are afforded certain statutory protections to ensure that the charges are available for bond retirement.18

This Financing Order contains terms, as it must, ensuring that the imposition and collection of transition charges authorized herein shall be nonbypassable.19 It also includes a mechanism requiring that transition charges be reviewed and adjusted at least annually, within 45 days of the anniversary date of the issuance of the transition bonds, to correct any overcollections or undercollections during the preceding 12 months and to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the transition bonds.20 In addition to the required annual reviews, more frequent reviews are allowed to ensure that the amount of the transition charges matches the funding requirements approved in this Financing Order. These provisions will help to ensure that the amount of transition charges paid by retail consumers does not exceed the amounts necessary to cover the costs of this securitization, and will also help to foster the development of a robust and competitive retail electric market in Texas. To encourage utilities to undertake securitization financing, other benefits and assurances are provided.

The State of Texas has pledged, for the benefit and protection of financing parties and electric utilities, that it will not take or permit any action that would impair the value

[17]	See id. § 39.302(7).
[18]	See id. § 39.304(b).
[19]	See id. § 39.306.
[20]	See id. § 39.307.

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of transition property, or, except for the true-up expressly allowed by law, reduce, alter, or impair the transition charges to be imposed, collected and remitted to financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the related transition bonds have been paid and performed in full.21

Transition property constitutes a present property right for purposes of contracts concerning the sale or pledge of property, and the property will continue to exist for the duration of the pledge of the State of Texas as described in the preceding paragraph.22 In addition, the interest of an assignee or pledgee in transition property (as well as the revenues and collections arising from the property) are not subject to setoff, counterclaim, surcharge, or defense by the electric utility or any other person or in connection with the bankruptcy of the electric utility or any other entity.23 Further, transactions involving the transfer and ownership of transition property and the receipt of transition charges are exempt from state and local income, sales, franchise, gross receipts, and other taxes or similar charges.24 The creation, granting, perfection, and enforcement of liens and security interests in transition property are governed by PURA § 39.309 and not by the Texas Business and Commerce Code.25

The Commission may adopt a financing order providing for the retiring and refunding of transition bonds only upon making a finding that the future transition charges required to service the new transition bonds, including transaction costs, will be less than the future transition charges required to service the bonds being retired or refunded.26 TCC has not requested and this Financing Order does not grant any authority to refinance transition bonds authorized by this Financing Order. This Financing Order does not preclude TCC from filing a request for a financing order to retire or refund the transition bonds approved in this Financing Order upon a showing that the statutory criteria in PURA § 39.303(g) are met.27

[21]	See id. § 39.310.
[22]	See id. § 39.304(b).
[23]	See id. § 39.305.
[24]	See id. § 39.311.
[25]	See id. § 39.309(a).
[26]	See id. § 39.303(g).
[2][7]	See id.

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To facilitate compliance and consistency with applicable statutory provisions, this Financing Order adopts the definitions in PURA § 39.302.

II. DESCRIPTION OF PROPOSED TRANSACTION

A description of the transaction proposed by TCC is contained in its application and the filing package submitted as part of the application. A brief summary of the proposed transaction is provided in this section. A more detailed description is included in Section III.C, titled “Structure of the Proposed Securitization” and in the application and filing package submitted as part of the application.

To facilitate the proposed securitization, TCC proposed that a special purpose transition funding entity (“BondCo”) be created to which will be transferred the rights to impose, collect, and receive transition charges along with the other rights arising pursuant to this Financing Order. Upon transfer, these rights will become transition property as provided by PURA § 39.304. BondCo will issue transition bonds and will transfer the net proceeds from the sale of the transition bonds to TCC in consideration for the transfer of the transition property. BondCo will be organized and managed in a manner designed to achieve the objective of maintaining BondCo as a bankruptcy-remote entity that would not be affected by the bankruptcy of TCC or any other affiliates of TCC or any of their respective successors. In addition, BondCo will have two independent managers whose approval will be required for certain major actions or organizational changes by BondCo.

The transition bonds will be issued pursuant to an indenture and administered by an indenture trustee. The transition bonds will be secured by and payable solely out of the transition property created pursuant to this Financing Order and other collateral described in TCC’s application. That collateral will be pledged to the indenture trustee for the benefit of the holders of the transition bonds and to secure payment of certain qualified costs.

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The servicer of the transition bonds will collect the transition charges and remit those amounts to the indenture trustee on behalf of BondCo. The servicer will be responsible for making any required or allowed true-ups of the transition charges. If the servicer defaults on its obligations under the servicing agreement, the indenture trustee may appoint a successor servicer. TCC will act as the initial servicer for the transition bonds.

Retail electric providers (“REPs”) will be required to meet certain financial standards to collect transition charges under this Financing Order. If the REP qualifies to collect transition charges, the servicer will bill to and collect from the REP the transition charges attributable to the REP’s customers. The REP in turn will bill to and collect from its retail customers the transition charges attributable to them. If any REP fails to qualify to collect transition charges or defaults in the remittance of those charges to the servicer of the transition bonds, another entity can assume responsibility for collection of the transition charges from the REP’s retail customers.

Transition charges will be calculated to ensure the collection of an amount sufficient to service the principal, interest, and related charges for the transition bonds and in a manner that allocates this amount to the various classes of retail consumers as provided in PURA and Commission orders. The transition charges will be calculated pursuant to the method described in Schedule TC-2, a pro forma copy of which is contained in Appendix C. In addition to the annual true-up required by PURA § 39.307, interim true-ups may be performed as necessary to ensure that the amount collected from transition charges is sufficient to service the transition bonds. A non-standard true-up will be allowed for other circumstances as provided in this Financing Order. The methodology for making true-ups and allocation adjustments and the circumstances under which each shall be made are described in Schedule TC-2, attached to this Financing Order as Appendix C.

The Commission determines that TCC’s proposed structure for the transition charges should be utilized. This structure is designed to produce essentially level residential rates over the recovery period, if the actual year-to-year changes in residential load match the changes forecast at the time the bonds are structured, and uses consistent allocation factors across rate classes, subject to modification in accordance with the true-up mechanisms adopted in this Financing Order.

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In its application, filed on March 3, 2006, TCC requested authority to securitize and to cause the issuance of transition bonds in the aggregate principal amount not to exceed the sum of: (a) Texas retail stranded costs in the amount of $1,379,411,776 found recoverable by the Commission in its order in Docket No. 31056 (which includes carrying costs through September 30, 2005), (b) Texas retail regulatory assets not previously securitized in the amount of $252,600,866 as found in Docket No. 31056, (c) carrying costs on the stranded costs accrued from October 1, 2005 through the date of issuance of the transition bonds, and (d) up-front qualified costs. In its application, TCC provided estimates for the carrying costs and for the up-front qualified costs. TCC subsequently filed Supplemental Direct Testimony revising the amount sought to be securitized based on the Commission’s Order on Rehearing in Docket No. 31056 issued on April 4, 2006.

TCC also requested the ability to perform interest-rate swaps with the transition bonds in order to potentially reduce the costs associated with the bonds. Parties in this proceeding suggested that PURA §§ 39.301 and 39.303 give the Commission the flexibility to address or not address different financial options if, based on the record evidence submitted, the Commission determined that the potential costs would outweigh the benefits.28 The Commission acknowledges that interest-rate swaps have the potential to lower the transition bonds charges. However, the Commission finds that this result is not guaranteed, and an interest-rate swap may result in greater transition bonds charges.

While there may be benefits from using an interest-rate swap, TCC witness Wayne Olson states that in the current market, the costs of funds in a floating-rate tranche is one basis point (0.01%) higher than a fixed-rate tranche, as would be issued in the financing order.29 In addition, Mr. Olson states that a swap could create additional risks for consumers. Because the amortization of the transition bonds is dependent on flow of

[28]	E.g.: Commission Staff’s Brief at 7-9 (June 1, 2006); AEP Texas Central Company’s Brief on Litigated Issues at 13-15 (June 1, 2006).
[29]	AEP TCC Ex. 4, Direct Testimony of Wayne Olson at 19.

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revenues, which is affected by the weather and other variables, a swap counterparty may wish to address this risk through a balance guaranteed swap.30 Mr. Olson does not believe that a balance guaranteed swap would produce a lower cost that conventional fixed-rate bonds.31 Finally, Mr. Olson states that customers would also bear the risk that the swap counterparty would default on its obligations.32 The point at which an interest-rate swap is considered practical is when the bonds are issued. Therefore, the specifics of an interest-rate swap must be determined prior to the issuance of the bonds, which require a substantial investment of resources to arrange. Based on the evidence, the Commission finds that the potential benefits of an interest-rate swap would not outweigh the costs of researching and preparing the swap and the potential risks to consumers, and would not produce the lowest transition bond charges. Accordingly, the Commission prohibits the use of interest-rate swaps.

TCC’s estimated amounts for up-front qualified costs and carrying costs were based on an assumed issuance date for the transition bonds of September 1, 2006. The estimated amount of carrying costs in TCC’s Supplemental Direct Testimony was calculated in accordance with the Order on Rehearing in Docket No. 31056.33 TCC proposed that these amounts be updated in the issuance advice letter to reflect the actual issuance date of the transition bonds and other relevant current information as permitted by the draft financing order submitted by TCC, and that TCC be authorized to securitize the updated aggregate principal balance reflected in the issuance advice letter.34

TCC requested approval of transition charges sufficient to recover the principal and interest on the transition bonds plus ongoing qualified costs as described in Appendix D. TCC requested that the transition charges be recovered from retail customers through REPs and other entities which, under PURA and this Financing Order, are obligated to pay or collect transition charges, and that the amount of the transition charges be

[30]	Id. at 21.
[31]	Id. at 22.
[32]	Id. at 22-23.
[33]	See Supplemental Direct Testimony of Randall W. Hamlett at 4.
[34]	See Direct Testimony of Stephen Smith at 31; Direct Testimony of Randall W. Hamlett at 12-13.

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calculated based upon the allocation methodology and billing determinants specified in Schedule TC-2. TCC also requested that certain standards related to the billing and collection of transition charges be applied to REPs, as specified in Schedule TC-2.

TCC requested in its application that its up-front and ongoing costs of issuing and maintaining the transition bonds be recovered through the transition charges authorized in this proceeding. TCC estimated that its up-front costs would total approximately $23.6 million, while its ongoing costs of servicing the bonds would total approximately $1.2 million per year for each year of the term of the bonds, if TCC is the servicer, and approximately $11 million per year, if a substitute servicer is appointed.35 The change in the amount authorized to be securitized by this Financing Order from the amount initially requested by TCC results in a change in certain of the components of the upfront costs, such as the underwriters’ fees, the Securities and Exchange Commission (“SEC”) registration fee, and in the servicing costs as set forth on Appendix D hereto.

The Commission finds that TCC should be permitted to securitize its up-front costs of issuance in accordance with the terms of this Financing Order. As set forth in Appendix D attached to this Financing Order, certain of the up-front qualified costs should be capped. TCC may, however, seek to recover any actual costs in excess of the capped amounts, including legal fees, through a surcharge to TCC’s rates for transmission and distribution service. In seeking recovery of such costs, TCC must prove that the costs were prudently incurred and reasonable and necessary.

Further, the Commission notes that the cost of retiring TCC’s debt or equity using the proceeds of the transition bonds shall remain uncapped. Commission experience with these expenses indicates that they vary widely and are not entirely within the company’s control.36

In capping certain of TCC’s up-front costs, the Commission is mindful of the fact that several of the components of these total cost balances will vary depending upon the size of the final issuance of the transition bonds. Specifically, the Commission realizes that the SEC registration fee and underwriters fees are proportional to the amount of

[35]	See Direct Testimony of Stephen Smith at 18-19, Exh. SPS-1; Schedule 5.
[36]	See Direct Testimony of Stephen Smith at 21-23.

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qualified costs actually securitized. In addition, the SEC formula for calculating registration fees changes from time to time. The amount of qualified costs may change from the amount assumed for the purpose of estimating these up-front qualified costs as a consequence of a change in the size of the transition bond financing or a change to the SEC’s formula for calculating the registration fee. Accordingly, in the issuance advice letter TCC should update the SEC registration fee and underwriters fees proportionately to reflect the change in the qualified costs securitized as result of a change in the size of the transition bond financing or a change in the SEC’s registration fee formula. Thus, the capped up-front qualified costs are currently $12,719,992, as reflected in Appendix D, but will be subject to updating upon review of TCC’s issuance advice letter.

Likewise, TCC is authorized to recover its actual ongoing qualified costs of servicing and administration directly through the transition charges, subject to the caps on the servicing fee set forth in Appendix D to this Financing Order. The amount of ongoing costs estimated in TCC’s application and as reflected in Appendix D should be updated in the issuance advice letter to reflect more current information available to TCC prior to the issuance of the transition bonds. Further, in accordance with the terms of this Financing Order and subject to the approval of the indenture trustee, the Commission will permit a successor servicer to TCC to recover a higher servicer fee if TCC ceases to service these bonds.

III. FINDINGS OF FACT

A. Identification and Procedure

1. Identification of Applicant and Application

1.	AEP Texas Central Company (TCC) is a transmission and distribution utility which owns and operates for compensation an extensive transmission and distribution network to provide electric service in the portion of this state which is included in the Electric Reliability Council of Texas (ERCOT). TCC is an indirect wholly-owned subsidiary of American Electric Power Company, Inc., which, prior to February 8, 2006, was a registered public utility holding company under the Public Utility Holding Company Act of 1935 and is now a public utility holding company under the Public Utility Holding Company Act of 2005.

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2.	On April 29, 2005, in Docket No. 31056, TCC and CPL Retail Energy, LP jointly filed an application to determine the true-up balance TCC is entitled to recover in connection with the transition from a regulated to a competitive electricity market in ERCOT as required under PURA § 39.262. After contested hearings, in its Order on Rehearing issued on April 4, 2006, the Commission determined that TCC was entitled to recover an aggregate true-up balance of $1,475,933,779, together with applicable carrying costs.

2. Procedural History

3.	On March 3, 2006, TCC filed its application for a financing order under Subchapter G of Chapter 39 of PURA to securitize and to cause the issuance of transition bonds in an aggregate amount not to exceed the sum of: (a) Texas retail stranded costs in the amount of $1,379,411,776 found recoverable by the Commission in its order in Docket No. 31056 (which included carrying costs through September 30, 2005), (b) Texas retail regulatory assets not previously securitized in the amount of $252,600,886 as found in Docket No. 31056, (c) carrying costs on the stranded costs accrued from October 1, 2005 through the date of issuance of the transition bonds, and (d) up-front qualified costs. TCC provided estimated amounts for the carrying costs amount and for the up-front qualified costs. TCC proposed that these amounts be updated in the issuance advice letter to reflect the actual issuance date of the transition bonds and other relevant current information available at that time as permitted by the draft financing order submitted by TCC, and that TCC be authorized to securitize the updated aggregate principal amount reflected in the issuance advice letter. TCC also proposed to include as qualified costs the costs of possible hedge agreements entered into under the circumstances described in the testimony accompanying the application and the costs of credit enhancements relating to marketability of the transition bonds. The application includes the exhibits, schedules, attachments, and testimony. TCC subsequently filed, on April 12, 2006, Supplemental Direct Testimony revising the amount sought to be securitized based on the Commission’s Order on Rehearing in Docket No. 31056 issued on April 4, 2006.

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4.	On March 8, 2006, the administrative law judge (ALJ) of the Commission’s Docket Management Division issued Order No. 1 scheduling a prehearing conference, adopting a protective order, addressing discovery deadlines and requesting the parties’ comments on TCC’s notice and proposed procedural schedule.

5.	At a prehearing conference on March 14, 2006, the ALJ considered the parties’ comments regarding notice and procedural schedule and admitted the following parties as intervenors: Texas Industrial Energy Consumers (“TIEC”), the State of Texas (“State”), Cities of Alamo, et al.[37] (“Cities”), CPL Retail Energy, LP (“CPL Retail”), Texas Cotton Ginners’ Association (“TCGA”), Brownsville Public Utilities Board (“PUB”), Alliance for Retail Markets (“ARM”), and Occidental Power Marketing, LP (“Occidental”).

6.	In Order No. 2, issued on March 20, 2006, the ALJ approved TCC’s notice and established the procedural schedule.

7.	Subsequently, the ALJ granted the motions to intervene of the Office of Public Utility Counsel (“OPC”), of Alliance for Valley Healthcare (“AVH”), and of Commercial Customer Group (“CCG”), and the motion of the City of Houston for limited intervention.

8.	On April 25, 2006, TCC filed a request for modification of the intervention deadline for certain entities as a result of TCC’s delay in providing notice of its application to certain entities that Order No. 2 had indicated TCC would furnish notice of TCC’s application.

[37]	Cities of Alamo, Aransas Pass, Bayview, Bay City, Beeville, Bishop, Camp Wood, Carrizo Springs, Charlotte, Crystal City, Corpus Christi, Del Rio, Devine, Dilley, Donna, Eagle Pass, Edinburg, Edna, Ganado, George West, Goliad, Gregory, Harlingen, Indian Lake, Ingleside, Ingleside on the Bay, Jourdanton, Kingsville, Laredo, La Feria, Los Fresnos, Luling, Lyford, Lytle, McAllen, Mathis, Mercedes, Nordheim, Odem, Palmview, Palm Valley, Pharr, Pleasanton, Portland, Port Aransas, Port Lavaca, Poteet, Primera, Rancho Viejo, Raymondville, Refugio, Rio Grande City, Rio Hondo, Sabinal, San Benito, San Juan, Sinton, Smiley, South Padre Island, Taft, Uvalde, Victoria and Weslaco.

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9.	On April 28, 2006, the ALJ issued Order No. 9 setting an intervention deadline of May 8, 2006, for the entities that TCC had previously delayed providing notice.

10.	On May 4, 2006, TCC filed a pleading with the Commission confirming TCC’s agreement to a $6.3 million reduction in the amount securitized related to the interest differential for the last 23 days prior to the issuance of the transition bonds, which agreement TCC had made at the Commission’s Open Meeting of April 28, 2006.

11.	On May 5, 2006, the ALJ granted the motions to intervene of Rio Grande Electric Cooperative, Inc. (“RGEC”) and First Choice Power Special Purpose, LP (“First Choice”).

12.	On May 22, 2006, TCC, Commission Staff, OPC, Cities, TIEC, State, AVH, CCG, and TGCA filed a Settlement Agreement (“Settlement”) attached to this Financing Order as Appendix A. The Settlement resolved all issues in this proceeding, except three, provided for a $77 million reduction in the amount to be securitized, contained a commitment by the signatories that they will not appeal this Financing Order, and proposed a “paper hearing” of the three unresolved issues, in which evidence was introduced, but cross-examination was waived, and the three unresolved issues briefed. The Settlement proposed that two of the unresolved issues be decided in this Financing Order and that the remaining issue, the quantification of benefits from accumulated deferred income taxes (“ADFIT”) be severed and decided by the Commission in a separate order.

13.	In its transmittal letter filing the Settlement with the Commission, TCC stated that it was authorized to represent that PUB, ARM, CPL Retail, RGEC, First Choice, Occidental, and the City of Houston did not oppose the Settlement.

14.	On June 7, 2006, in open meeting, the Commission deliberated on the merits of TCC’s application as amended by the Settlement and rendered its final decisions, including those on the three unresolved issues in the Settlement. As contemplated by the Settlement, the Commission severed, from the issues related to the securitization approved in this Financing Order, all issues in connection with the quantification of ADFIT and decided those issues in a separate order.

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3. Notice of Application

15.	Notice of TCC’s application was provided through publication once a week for two consecutive weeks in newspapers having general circulation in TCC’s service area, and was completed on April 2, 2006. In addition, upon the filing of its application on March 3, 2006, TCC provided notice, by furnishing a copy of its filing package to each party to Docket No. 31056.

16.	On April 25, 2006, TCC provided individual notice: (1) to the governing bodies of all Texas incorporated municipalities that have retained original jurisdiction over TCC; (2) to all municipally owned electric utilities and electric cooperatives with multiply certificated service areas with TCC; and (3) to each retail electric provider listed on the Commission website.

17.	Proof of publication was submitted in the form of publishers’ affidavits, and verification of the mailing of individual notices to the municipalities, to the municipally owned electric utilities and electric cooperatives with multiply certificated service areas with TCC, and to the REPs, and of the furnishing of a copy of TCC’s filing package on each of the parties to Docket No. 31056 was made by affidavit.

B. Qualified Costs and Amount to be Securitized

1. Identification and Amounts

18.	Qualified costs are defined in PURA to include 100% of an electric utility’s regulatory assets and 75% of its recoverable costs determined by the Commission under PURA § 39.201 and any remaining stranded costs determined under PURA § 39.262 together with the costs of issuing, supporting, and servicing transition bonds and any costs of retiring and refunding the electric utility’s existing debt and equity securities in connection with the issuance of transition bonds. Qualified costs also include the costs to the Commission of acquiring professional services for the purpose of evaluating proposed securitization transactions.[38]

[38]	See PURA § 39.302(4).

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19.	Regulatory assets are defined to include only the generation-related portion of the Texas portion of the amount reported by an electric utility in its 1998 annual report to the Securities and Exchange Commission (“SEC”) on Form 10-K as regulatory assets and liabilities, offset by the applicable portion of generation-related investment tax credits permitted under the Internal Revenue Code of 1986.[39] Pursuant to the financing order in Docket No. 21528,[40] TCC (then known as Central Power and Light Company) was authorized to and did securitize certain of its regulatory assets and retained the right to request authority to securitize certain additional regulatory assets. In its Order in Docket No. 31056, the Commission quantified an additional $252,640,278 in regulatory assets that had not been previously securitized.

20.	Other qualified costs include the costs of issuing, supporting, and servicing the transition bonds and any transaction costs associated with retiring and refunding existing debt and equity securities with the proceeds from the transition bonds,[41] provided , however, to the extent the proceeds of transition bonds are used to retire or refund any debt owned by TCC to an affiliate or any equity held by an affiliate, any transaction costs associated with retiring or refunding such affiliate debt or equity shall not be included in other qualified costs. The actual costs of issuing and supporting the transition bonds will not be known until the transition bonds are issued, and certain ongoing costs relating to the transition bonds may not be known until such costs are incurred. This Financing Order contains an estimate of the amount of these costs as shown in Appendix D and provides for recovery of the actual amounts subject to caps on certain of the up-front costs. The magnitude of two of the components of the capped up-front costs—the SEC filing fee and the underwriter fee—is directly related to the size of the bond issuance. The Commission estimates the total cost of these two items in Appendix D to this Financing Order; these items shall be updated, to the extent

[39]	See PURA §39.302(5).
[40]	Application of Central Power and Light Company for Financing Order to Securitize Regulatory Assets and Other Qualified Costs, Docket No. 21528, Financing Order (March 27, 2000).
[41]	See PURA § 39.302(4).

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they deviate from this estimate, in the issuance advice letter. The actual amount of debt and equity securities to be retired and refunded will be affected by the timing of issuance of the transition bonds and market conditions at the time such securities are retired or refunded. As a result, the actual cost of retiring and refunding debt and equity securities in connection with the issuance of transition bonds will not be known until such securities are retired and such refunding is complete. Similarly, the need for and the costs of any credit enhancement and of any hedges that may be entered into in connection with the issuance of transition bonds and underwriting costs will not be known until the time the transition bonds are priced. There also is no way to estimate the original issue discount, if any, which under market conditions existing at the time of issuance may be necessary or appropriate. The underwriting costs, and the cost of credit enhancement and hedges, and original issue discount will be fully reflected in the issuance advice letter.

2. Carrying Cost Included in the Securitized Amount

21.	TCC’s application sought to securitize carrying costs on the company’s stranded costs accrued since September 30, 2005 (the date that such carrying costs was calculated in the order in Docket No. 31056) through the date of issuance of the transition bonds.

22.	The Order in Docket No. 31056 recognized that the effect of the Supreme Court of Texas’ decision in CenterPoint Energy, Inc. v. Pub. Util. Comm’n of Texas, 143 S.W.3d 81 (Tex. 2004), was that TCC should be allowed to recover carrying costs on its stranded costs starting on January 1, 2002. P.U.C. SUBST. R. 25,263(l)(3) provides that the true-up balance, which includes certain regulatory assets, bears carrying costs from the date of the order until recovered.

23.	The Commission determined in Docket No. 31056 that TCC’s stranded costs are subject from January 1, 2002 to an 11.7951% carrying costs rate, which is TCC’s pre-tax weighted average cost of capital from Docket No. 22352, its UCOS case.

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24.	The balance to be securitized properly includes carrying costs on stranded costs accrued since September 30, 2005 through the date of issuance of the transition bonds. In its testimony, exhibits, and schedules, TCC properly calculated the amounts of carrying costs in accordance with the order in Docket No. 31056, based on an assumed date for issuance of the transition bonds of September 1, 2006. The amount authorized to be securitized by this Financing Order reflects the $6.3 million interest rate differential reduction calculated by TCC in its pleading to the Commission of May 4, 2006. In the issuance advice letter, TCC should update the amount of carrying costs to reflect the actual date of issuance of the transition bonds, if it differs from the projected issuance date of September 1, 2006.

3. Balance to be Securitized

25.

TCC should be authorized to cause transition bonds to be issued in an aggregate principal amount not to exceed: the sum of: (a) $1,696,620,385 (which includes carrying costs through the projected issuance date of the transition bonds of September 1, 2006, and the interest differential reduction calculated in TCC’s pleading filed on May 4, 2006), plus (b) up-front qualified costs, plus or minus (c) carrying costs for the number of days, as applicable, either greater than or less than assumed in the calculation based on the projected issuance date for the transition bonds of September 1, 2006. In the issuance advice letter, TCC should update the amounts for the up-front qualified costs to reflect the actual issuance date of the transition bonds and other relevant current information in accordance with the terms of this Financing Order. In addition, if the transition bonds are actually issued on a date other than September 1, 2006, TCC shall include in the issuance advice letter a revision to the carrying cost calculation to account for the difference in the number of days either less than or greater than assumed in the calculation based on the projected issuance date of September 1, 2006, and the securitized amount shall be adjusted upwards or downwards, as applicable, based on such difference. TCC should be authorized to securitize the updated aggregate principal amount reflected in the issuance advice letter. TCC should be

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authorized to recover the remaining qualified costs, composed of the ongoing support and servicing costs directly through transition charges, subject to the caps on the servicing fees set forth in Appendix D to this Financing Order.

26.	The proposed recovery of the sum described in Finding of Fact No. 25 through issuance of transition bonds as provided in this Financing Order should be approved because ratepayers will receive tangible and quantifiable benefits as a result of the securitization.

4. Issuance Advice Letter

27.

Because the actual structure and pricing of the transition bonds and the precise amounts of up-front costs and expenses will not be known at the time this Financing Order is issued, following determination of the final terms of the transition bonds and prior to issuance of the transition bonds, TCC will file with the Commission for each series of transition bonds issued, and no later than twenty-four hours after the pricing of that series of transition bonds, an issuance advice letter. The issuance advice letter will include TCC’s best estimate of total up-front qualified costs. The estimated total up-front qualified costs in the issuance advice letter may be included in the principal amount securitized, subject to the caps on certain costs set forth in Appendix D and as adjusted as provided by this Financing Order. Within 60 days of issuance of the transition bonds, TCC shall submit to the Commission a final accounting of the total up-front qualified costs. If the actual up-front qualified costs are less than the up-front qualified costs included in the principal amount securitized, the periodic billing requirement for the first annual true-up adjustment shall be reduced by the amount of such unused funds (together with interest earned thereon through investment by the trustee in eligible investments) and such unused funds (together with interest earned thereon through investment by the trustee in eligible investments) shall be available for payment of debt service on the bond payment date next succeeding such true-up adjustment. If the actual up-front qualified costs are more than the up-front qualified costs included in the principal amount securitized, TCC may request recovery of the remaining up-front qualified costs through a surcharge to

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TCC’s rates for transmission and distribution service. In seeking to recover such additional costs, TCC should be required to prove that the costs were prudently incurred, and reasonable and necessary. The excess or deficiency shall bear interest from the date of issuance of the transition bonds through the date the amounts are refunded or recovered, at the interest rate(s) applicable to refunds under the Commission’s rules. The issuance advice letter will be completed to report the actual dollar amount of the initial transition charges and other information specific to the transition bonds to be issued. All amounts that require computation will be computed using the mathematical formulas contained in the form of the issuance advice letter in Appendix B to this Financing Order and Schedule TC-2. The initial transition charges and the final terms of the transition bonds set forth in the issuance advice letter shall become effective on the date of issuance of the transition bonds unless prior to noon on the fourth business day after pricing the Commission issues an order finding that the proposed issuance does not comply with the requirements of PURA and this Financing Order.

28.	TCC will submit a draft issuance advice letter to the Commission Staff for review not later than two weeks prior to the expected date of pricing the transition bonds. Within one week after receipt of the draft issuance advice letter, Commission Staff will provide TCC comments and recommendations regarding the adequacy of the information provided.

29.	The issuance advice letter shall be submitted to the Commission within 24 hours after the pricing of the transition bonds. Commission Staff may request such revisions of the issuance advice letter as may be necessary to assure the accuracy of the calculations and that the requirements of PURA and of this Financing Order have been met. The initial transition charges and the final terms of the transition bonds set forth in the issuance advice letter shall become effective on the date of issuance of the transition bonds (which shall not occur prior to the fifth business day after pricing) unless prior to noon on the fourth business day after pricing the Commission issues an order finding that the proposed issuance does not comply with the requirements of PURA and the Financing Order.

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30.	The completion and filing of an issuance advice letter in the form of the issuance advice letter attached as Appendix B, including the certification from TCC discussed in Finding of Fact No. 109, is necessary to ensure that any securitization actually undertaken by TCC complies with the terms of this Financing Order.

31.	The certification statement contained in TCC’s certification letter shall be worded precisely as the statement in the form of the issuance advice letter approved by the Commission. Other aspects of the certification letter may be modified to describe the particulars of the transition bonds facts and the actions that were taken during the transaction.

5. Tangible and Quantifiable Benefit

32.	The statutory requirement in PURA § 39.301 that directs the Commission to ensure that securitization provides tangible and quantifiable benefits to ratepayers greater than would be achieved absent the issuance of transition bonds can only be determined using an economic analysis to account for the time value of money. An analysis that compares in the aggregate over a 14-year period the present value of the revenue requirement associated with recovery of the balance requested to be securitized by TCC through a competition transition charge, which is the method that would be used to recover any portion of the balance not securitized and is reflective of conventional utility financing, with the present value of the revenue required under securitization is an appropriate economic analysis to demonstrate whether securitization provides economic benefits to ratepayers. The benefits for consumers set forth in TCC’s evidence are fully indicative of the benefits that consumers will realize from the securitization approved hereby, notwithstanding that the amount authorized to be securitized herein is different from the amount initially sought by TCC. Also in the issuance advice letter, TCC will be required to update the benefit analyses to verify that the final amount securitized satisfies the statutory financial tests.

33.	The financial analysis presented by TCC indicates that securitization financing of the balance requested to be securitized by TCC is expected to result in $365

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million of tangible and quantifiable economic benefits to ratepayers on a present-value basis if the transition bonds are issued at the maximum weighted-average annual interest rate of 8.00% allowed by this Financing Order. Using the projected weighted-average annual interest rate for the transition bonds of 5.218%, the benefits would be even larger, or $710 million. The actual benefit to ratepayers will depend upon market conditions at the time the transition bonds are issued and the amount actually securitized. This range of quantifications uses a maximum expected life of 14 years and reflects the present value of estimated up-front and ongoing qualified costs. The benefits for consumers set forth in TCC’s evidence are fully indicative of the benefits that consumers will realize from the securitization approved hereby, notwithstanding that the amount authorized to be securitized herein is different from the amount initially sought by TCC. Also in the issuance advice letter, TCC will be required to update the benefit analyses to verify that the final amount securitized satisfies the statutory financial tests.

6. Present Value Cap

34.	The amount securitized may not exceed the present value of the revenue requirement over the life of the proposed transition bonds associated with conventional (i.e., non-securitized) recovery of the authorized amounts where the present value analysis uses a discount rate equal to the proposed interest rate on the transition bonds.[42] The analysis presented by TCC to calculate economic benefits also demonstrates that the amount TCC seeks to securitize does not exceed the present value of the revenue requirement associated with the securitized amount over the maximum expected 14-year life of the transition bonds. That present value (calculated using the maximum weighted-average annual interest rate of 8.00%) is $1.503 billion. Using the projected weighted-average annual interest rate of 5.218%, the present value of the amount TCC seeks to securitize is $1.504 billion. These amounts compare to present value revenue requirements under conventional recovery of $1.868 billion and $2.214 billion in the worst case and expected cases, respectively. The benefits for

[42]	See PURA § 39.301.

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consumers set forth in TCC’s evidence are fully indicative of the benefits that consumers will realize from the securitization approved hereby, notwithstanding that the amount authorized to be securitized herein is different from the amount initially sought by TCC. Also in the issuance advice letter, TCC will be required to update the benefit analyses to verify that the final amount securitized satisfies the statutory financial tests.

35.	The amount of qualified costs to be securitized does not exceed the present value of the revenue requirement over the maximum expected 14-year life of the transition bonds associated with the amount approved to be securitized in this Financing Order. The present value analysis uses a discount rate equal to the maximum allowed weighted average interest rate on the transition bonds on an annual basis.

7. Total Amount of Revenue to be Recovered

36.	The Commission is required to find that the total amount of revenues to be collected under this Financing Order will be less than the revenue requirement that would be recovered over the remaining life of the amounts that are securitized under this Financing Order, using conventional financing methods.[43] The appropriate conventional financing method with which to make this comparison is the recovery of the amount through competition transition charges determined under PURA § 39.201. Under the worst-case scenario in which the bonds bear an 8.00% weighted-average annual interest rate, TCC financial analysis indicates that the total amount of revenues to be collected under this Financing Order is expected to be $385 million less than the revenue requirement that would be recovered using conventional utility financing methods over the period under which they would be recovered through a competition transition charge. Using the expected weighted-average annual interest rate of 5.218%, the benefits of securitization would be even larger, or approximately $966 million. The benefits for consumers set forth in TCC’s evidence are fully indicative of the benefits that consumers will realize from the securitization approved hereby,

[43]	See id. § 39.303(a).

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notwithstanding that the amount authorized to be securitized herein is different from the amount initially sought by TCC. Also in the issuance advice letter, TCC will be required to update the benefit analyses to verify that the final amount securitized satisfies the statutory financial tests.

C. Structure of the Proposed Securitization

1. BondCo

37.

For purposes of this securitization, TCC will create BondCo, a special purpose transition funding entity which will be a Delaware limited liability company with TCC as its sole member. BondCo will be formed for the limited purpose of acquiring transition property (including any transition property authorized by the Commission in a subsequent financing order), issuing transition bonds in one or more series and in one or more tranches for each series (which could include transition bonds authorized by the Commission in a subsequent financing order), and performing other activities relating thereto or otherwise authorized by this Financing Order. BondCo will not be permitted to engage in any other activities and will have no assets other than transition property and related assets to support its obligations under the transition bonds. Obligations relating to the transition bonds will be BondCo’s only significant liabilities. These restrictions on the activities of BondCo and restrictions on the ability of TCC to take action on BondCo’s behalf are imposed to achieve the objective of ensuring that BondCo will be bankruptcy remote and not affected by a bankruptcy of TCC. BondCo will be managed by a board of managers with rights and duties similar to those of a board of directors of a corporation. As long as the transition bonds remain outstanding, BondCo will have two independent managers with no organizational affiliation with TCC other than acting as independent managers for any other bankruptcy-remote subsidiary of TCC or its affiliates, including AEP Texas Central Transition Funding, LLC, the issuer of the transition bonds approved in Docket No. 21528. BondCo will not be permitted to amend the provisions of the organizational documents that ensure bankruptcy-remoteness of BondCo without

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the consent of the independent managers. Similarly, BondCo will not be permitted to institute bankruptcy or insolvency proceedings or to consent to the institution of bankruptcy or insolvency proceedings against it, or to dissolve, liquidate, consolidate, convert, or merge without the consent of the independent managers. Other restrictions to ensure bankruptcy-remoteness may also be included in the organizational documents of BondCo as required by the rating agencies. TCC may create more than one BondCo, in which event the rights, structure and restrictions described in this Financing Order with respect to BondCo would be applicable to each such issuer of transition property to the extent of the transition property sold to it and the transition bonds issued by it.

38.	The initial capital of BondCo is expected to be not less than 0.5% of the original principal amount of each series of transition bonds issued by BondCo. Adequate funding of BondCo will minimize the possibility that TCC would have to extend funds to BondCo in a manner that could jeopardize the bankruptcy remoteness of BondCo. A sufficient level of capital is necessary to minimize this risk and, therefore, assist in achieving the lowest transition-bond charges possible.

39.	BondCo will issue transition bonds in one or more series, and in one or more tranches for each series, in an aggregate amount not to exceed the principal amount approved by this Financing Order and will pledge to the indenture trustee, as collateral for payment of the transition bonds, the transition property, including BondCo’s right to receive the transition charges as and when collected, and certain other collateral described in TCC’s application.

40.	Concurrent with the issuance of any of the transition bonds, TCC will transfer to BondCo all of TCC’s rights under this Financing Order, including rights to impose, collect, and receive transition charges approved in this Financing Order. This transfer will be structured so that it will qualify as a true sale within the meaning of PURA § 39.308. By virtue of the transfer, BondCo will acquire all of the right, title, and interest of TCC in the transition property arising under this Financing Order.

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41.	The use and proposed structure of BondCo and the limitations related to its organization and management are necessary to minimize risks related to the proposed securitization transactions and to minimize the transition charges. Therefore, the use and proposed structure of BondCo should be approved.

2. Credit Enhancement and Arrangements to Reduce Interest Rate Risk or Enhance Marketability

42.	TCC requested approval to use additional forms of credit enhancement (including letters of credit, reserve accounts, surety bonds, or guarantees), various arrangements to reduce interest rate risks (including hedges) and other mechanisms designed to promote the credit quality and marketability of the transition bonds if the benefits of such arrangements exceeded their cost. TCC also asked that the costs of any credit enhancements as well as the costs of arrangements to reduce interest rate risk or enhance marketability be included in the amount of qualified costs to be securitized. TCC should be permitted to recover the up-front and ongoing costs of credit enhancements and arrangements to reduce interest rate risk or enhance marketability, provided that the Commission’s designated representative or financial advisor and TCC agree in advance that such enhancements and arrangements provide benefits greater than their tangible and intangible costs. If the use of original issue discount, credit enhancements, or other arrangements is proposed by TCC, TCC shall provide the Commission’s designated representative or financial advisor copies of all cost/benefit analyses performed by or for TCC that support the request to use such arrangements. This finding does not apply to the collection account or its subaccounts approved in this Financing Order.

43.	TCC’s proposed use of credit enhancements and arrangements to reduce interest rate risk or enhance marketability is reasonable and should be approved, provided that TCC certifies that the enhancements or arrangements provide benefits greater than their cost and that such certifications are agreed to by the Commission’s designated representative or financial advisor.

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44.	In current market conditions, it is uncertain whether the benefits of an interest-rate swap will outweigh the costs of researching and preparing the swap and result in the lowest transition bond charges.

45.	An interest-rate swap could expose ratepayers to higher risks in relation to the transition bond charges and the ability of the swap counterparty to meet its obligations.

3. Transition Property

46.	Under PURA § 39.304(a), the rights and interest of an electric utility or successor under a financing order, including the right to impose, collect, and receive the transition charges authorized in the order, are only contract rights until they are first transferred to an assignee or pledged in connection with the issuance of transition bonds, at which time they will become transition property.

47.	The rights to impose, collect, and receive the transition charges approved in this Financing Order along with the other rights arising pursuant to this Financing Order will become transition property upon the transfer of such rights by TCC to BondCo pursuant to PURA § 39.304.

48.	Transition property and all other collateral will be held and administered by the indenture trustee pursuant to the indenture, as described in TCC’s application. This proposal will help ensure the lowest transition-bond charges and should be approved.

49.	Under PURA § 39.304(b), transition property constitutes a present property right for purposes of contracts concerning the sale or pledge of property, even though the imposition and collection of transition charges depends on further acts of the utility or others that have not yet occurred.

4. Servicer and the Servicing Agreement

50.

TCC will execute a servicing agreement with BondCo. The servicing agreement may be amended, renewed or replaced by another servicing agreement. The entity responsible for carrying out the servicing obligations under any servicing

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agreement is the servicer. TCC will be the initial servicer but may be succeeded as servicer by another entity under certain circumstances detailed in the servicing agreement. Pursuant to the servicing agreement, the servicer is required, among other things, to impose and collect the applicable transition charges for the benefit and account of BondCo, to make the periodic true-up adjustments of transition charges required or allowed by this Financing Order, and to account for and remit the applicable transition charges to or for the account of BondCo in accordance with the remittance procedures contained in the servicing agreement without any charge, deduction or surcharge of any kind (other than the servicing fee specified in the servicing agreement). Under the terms of the servicing agreement, if any servicer fails to perform its servicing obligations in any material respect, the indenture trustee acting under the indenture to be entered into in connection with the issuance of the transition bonds, or the indenture trustee’s designee, may, or, upon the instruction of the requisite percentage of holders of the outstanding amount of transition bonds, shall, appoint an alternate party to replace the defaulting servicer, in which case the replacement servicer will perform the obligations of the servicer under the servicing agreement. The obligations of the servicer under the servicing agreement and the circumstances under which an alternate servicer may be appointed are more fully described in the servicing agreement. The rights of BondCo under the servicing agreement will be included in the collateral pledged to the indenture trustee under the indenture for the benefit of holders of the transition bonds. TCC currently serves as servicer of the transition charges related to the transition bonds issued by AEP Texas Central Transition Funding, LLC, in February of 2002 pursuant to the financing order issued in Docket No. 21528. Consequently, TCC, as initial servicer of transition charges associated with transition bonds issued under this Financing Order will, and any successor servicer may, simultaneously be serving as servicer of separate transition charges associated with transition bonds for more than one issuer.

51.	The Servicing Agreement negotiated as part of this securitization shall contain a recital clause that the Commission, or its attorney, will enforce the Servicing Agreement for the benefit of Texas ratepayers to the extent permitted by law.

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52.	The Servicing Agreement negotiated as part of this securitization shall include a provision that TCC shall indemnify the Commission (for the benefit of consumers) in connection with any increase in servicing fees that become payable pursuant to Section 6.06 of the Servicing Agreement as a result of a default resulting from TCC’s willful misconduct, bad faith or negligence in performance of its duties or observance of its covenants under the Servicing Agreement. The indemnity will be enforced by the Commission but will not be enforceable by any REP or consumer.

53.	The obligations to continue to provide service and to collect and account for transition charges will be binding upon TCC and any other entity that provides transmission and distribution services or direct wire services to a person that was a retail consumer located within TCC’s service area as it existed on May 1, 1999 , or that became a retail consumer for electric services within such area after May 1, 1999, and is still located within such area, except as provided in Finding of Fact No. 80. Further, and to the extent REPs are responsible for imposing and billing transition charges on behalf of BondCo, billing and credit standards approved in this Financing Order will be binding on all REPs that bill and collect transition charges from such retail consumers, together with their successors and assigns. The Commission will enforce the obligations imposed by this Financing Order, its applicable substantive rules, and statutory provisions.

54.	To the extent that any interest in the transition property created by this Financing Order is assigned, sold or transferred to an assignee,[44] TCC will enter into a contract with that assignee that will require TCC to continue to operate its transmission and distribution system in order to provide electric services to TCC’s customers. This provision does not prohibit TCC from selling, assigning or otherwise divesting its transmission and distribution system or any part thereof so long as the entity acquiring such facilities agrees to continue operating the facility to provide electric services to TCC’s customers.

[44]	The term “assignee” means “any individual, corporation, or other legally recognized entity to which an interest in transition property in transferred, other than as security, including any assignee of that party.” See id. § 39.302(1).

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55.	The proposals described in Findings of Fact Nos. 50 through 54 are reasonable, will reduce risk associated with the proposed securitization and will, therefore, result in lower transition bond charges and greater benefits to ratepayers and should be approved.

5. Retail Electric Providers

56.	The servicer will bill the transition charges to each retail consumer’s REP and the REP will collect the transition charges from its retail customers.

57.	Schedule TC-2 sets forth minimum billing and collection standards to apply to REPs that collect transition charges approved by this Financing Order from retail electric consumers. The Commission finds that the REP standards set forth in Schedule TC-2 are appropriate and should be adopted.

58.	The REP standards set forth in Schedule TC-2 relate only to the billing and collection of transition charges authorized under this Financing Order, and do not apply to collection of any other nonbypassable charges or other charges. The standards apply to all REPs other than REPs that have contracted with TCC to have TCC bill and collect transition charges from the REP’s retail consumers. REPs may contract with parties other than TCC to bill and collect transition charges from retail consumers, but such parties shall remain subject to these standards. Upon adoption of any amendment to P.U.C. Substantive Rule 25.108, the Commission Staff will open a proceeding to investigate the need to modify the standards in Schedule TC-2 to conform to that rule, provided that such modifications may not be implemented absent prior written confirmation from each of the rating agencies that have rated the transition bonds that such modifications will not cause a suspension, withdrawal, or downgrade of the ratings on the transition bonds.

59.	The REP standards are as follows:

(a) Rating, Deposit, and Related Requirements.

Each REP must (1) have a long-term, unsecured credit rating of not less than “BBB-” and “Baa3” (or the equivalent) from Standard & Poor’s and

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Moody’s Investors Service, respectively, or (2) provide (a) a deposit of two months’ maximum expected transition charge collections in the form of cash, (b) an affiliate guarantee, surety bond, or letter of credit providing for payment of such amount of transition charge collections in the event that the REP defaults in its payment obligations, or (c) a combination of any of the foregoing. A REP that does not have or maintain the requisite long-term, unsecured credit rating may select which alternate form of deposit, credit support, or combination thereof it will utilize, in its sole discretion. The indenture trustee shall be a beneficiary of any affiliate guarantee, surety bond or letter of credit. The provider of any affiliate guarantee, surety bond, or letter of credit must have and maintain a long-term, unsecured credit rating of not less than “BBB-” and “Baa3” (or the equivalent) from Standard & Poor’s and Moody’s Investors Service, respectively.

(b) Loss of Rating.

If the long-term, unsecured credit rating from either Standard & Poor’s or Moody’s Investors Service of a REP that did not previously provide the alternate form of deposit, credit support, or combination thereof or of any provider of an affiliate guarantee, surety bond, or letter of credit is suspended, withdrawn, or downgraded below “BBB-” or “Baa3” (or the equivalent), the REP must provide the alternate form of deposit, credit support, or combination thereof, or new forms thereof, in each case from providers with the requisite ratings, within 10 business days following such suspension, withdrawal, or downgrade. A REP failing to make such provision must comply with the provisions set forth in Paragraph (e).

(c) Computation of Deposit, etc.

The computation of the size of a deposit required under Paragraph (a) shall be agreed upon by the servicer and the REP, and reviewed no more frequently than quarterly to ensure that the deposit accurately reflects two months’ maximum expected transition charge collections. Within 10 business days following such review, (1) the REP shall remit to the indenture trustee the amount of any shortfall in such required deposit or (2) the servicer shall instruct the indenture trustee to remit to the REP any amount in excess of such required deposit. A REP failing to

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so remit any such shortfall must comply with the provisions set forth in Paragraph (e). REP cash deposits shall be held by the indenture trustee, maintained in a segregated account, and invested in short-term high quality investments, as permitted by the rating agencies rating the transition bonds. Investment earnings on REP cash deposits shall be considered part of such cash deposits so long as they remain on deposit with the indenture trustee. At the instruction of the servicer, cash deposits will be remitted with investment earnings to the REP at the end of the term of the transition bonds unless otherwise utilized for the payment of the REP’s obligations for transition charges. Once the deposit is no longer required, the servicer shall promptly (but not later than 30 calendar days) instruct the indenture trustee to remit the amounts in the segregated accounts to the REP.

(d) Payment of Transition Charges.

Payments of transition charges are due 35 calendar days following each billing by the servicer to the REP, without regard to whether or when the REP receives payment from its retail customers. The servicer shall accept payment by electronic funds transfer, wire transfer, and/or check. Payment will be considered received the date the electronic funds transfer or wire transfer is received by the servicer, or the date the check clears. A 5% penalty is to be charged on amounts received after 35 calendar days; however, a 10 calendar-day grace period will be allowed before the REP is considered to be in default. A REP in default must comply with the provisions set forth in Paragraph (e). The 5% penalty will be a one-time assessment measured against the current amount overdue from the REP to the servicer. The “current amount” consists of the total unpaid transition charges existing on the 36th calendar day after billing by the servicer. Any and all such penalty payments will be made to the indenture trustee to be applied against transition charge obligations. A REP shall not be obligated to pay the overdue transition charges of another REP. If a REP agrees to assume the responsibility for the payment of overdue transition charges as a condition of receiving the customers of another REP that has decided to terminate service to those customers for any reason, the new REP shall not be assessed the 5% penalty upon such transition charges; however, the prior REP shall not be relieved of the previously-assessed penalties.

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(e) Remedies Upon Default.

After the 10 calendar-day grace period (the 45th calendar day after the billing date) referred to in Paragraph (d), the servicer shall have the option to seek recourse against any cash deposit, affiliate guarantee, surety bond, letter of credit, or combination thereof provided by the REP, and avail itself of such legal remedies as may be appropriate to collect any remaining unpaid transition charges and associated penalties due the servicer after the application of the REP’s deposit or alternate form of credit support. In addition, a REP that is in default with respect to the requirements set forth in Paragraphs (b), (c), or (d) shall select and implement one of the following options:

(1)	Allow the Provider of Last Resort (“POLR”) or a qualified REP of the consumer’s choosing to immediately assume the responsibility for the billing and collection of transition charges.

(2)	Immediately implement other mutually suitable and agreeable arrangements with the servicer. It is expressly understood that the servicer’s ability to agree to any other arrangements will be limited by the terms of the servicing agreement and requirements of each of the rating agencies that have rated the transition bonds necessary to avoid a suspension, withdrawal, or downgrade of the ratings on the transition bonds.

(3)	Arrange that all amounts owed by retail consumers for services rendered be timely billed and immediately paid directly into a lock-box controlled by the servicer with such amounts to be applied first to pay transition charges before the remaining amounts are released to the REP. All costs associated with this mechanism will be borne solely by the REP.

If a REP that is in default fails to immediately select and implement one of the foregoing options or, after so selecting one of the foregoing options, fails to adequately meet its responsibilities thereunder, then the servicer shall

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immediately implement option (1). Upon re-establishment of compliance with the requirements set forth in Paragraphs (b), (c) and (d) and the payment of all past-due amounts and associated penalties, the REP will no longer be required to comply with this paragraph.

(f) Interest of REPs (including the POLR) in Funds Held by Servicer. Any interest that a REP (including the POLR) may have in any funds in the hands of the servicer shall be junior and subordinate to any and all rights of the indenture trustee or the issuer to such funds.

(g) Billing by Providers of Last Resort, etc. The POLR appointed by the Commission must meet the minimum credit rating or deposit/credit support requirements described in Paragraph (a) in addition to any other standards that may be adopted by the Commission. If the POLR defaults or is not eligible to provide such services, responsibility for billing and collection of transition charges will immediately be transferred to and assumed by the servicer until a new POLR can be named by the Commission or the consumer requests the services of a certified REP. Retail consumers may never be re-billed by the successor REP, the POLR, or the servicer for any amount of transition charges they have paid their REP (although future transition charges shall reflect REP and other system-wide charge-offs). Additionally, if the amount of the penalty detailed in Paragraph (d) is the sole remaining past-due amount after the 45th calendar day, the REP shall not be required to comply with clauses (1), (2), or (3) of Paragraph (e), unless the penalty is not paid within an additional 30 calendar days.

(h) Disputes. In the event that a REP disputes any amount of billed transition charges, the REP shall pay the disputed amount under protest according to the timelines detailed in Paragraph (d). The REP and servicer shall first attempt to informally resolve the dispute, but if they fail to do so within 30 calendar days, either party may file a complaint with the Commission. If the REP is successful in the dispute process (informal or formal), the REP shall be entitled to interest on the disputed amount paid to the servicer at the Commission-approved interest rate. Disputes about the date of receipt of transition charge

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payments (and penalties arising thereof) or the size of a required REP deposit will be handled in a like manner. It is expressly intended that any interest paid by the servicer on disputed amounts shall not be recovered through transition charges if it is determined that the servicer’s claim to the funds is clearly unfounded. No interest shall be paid by the servicer if it is determined that the servicer has received inaccurate metering data from another entity providing competitive metering services pursuant to PURA § 39.107.

(i) Metering Data.

If the servicer is providing the metering, metering data will be provided to the REP at the same time as the billing. If the servicer is not providing the metering, the entity providing the metering services will be responsible for complying with Commission rules and ensuring that the servicer and the REP receive timely and accurate metering data in order for the servicer to meet its obligations under the servicing agreement and this Financing Order with respect to billing and true-ups.

(j) Charge-Off Allowance.

The REP will be allowed to hold back an allowance for charge-offs in its payments to the servicer. Such charge-off rate will be recalculated each year in connection with the annual true-up procedure. In the initial year, REPs will be allowed to remit payments based on the same charge-off percentage then being used by the REP to remit payments to the servicer in connection with transition charges related to transition bonds issued by AEP Texas Central Transition Funding, LLC in February 2002 pursuant to the financing order in Docket No. 21528. On an annual basis in connection with the true-up process, the REP and the servicer will be responsible for reconciling the amounts held back with amounts actually written off as uncollectible in accordance with the terms agreed to by the REP and the servicer, provided that:

(1)	The REP’s right to reconciliation for write-offs will be limited to customers whose service has been permanently terminated and whose entire accounts (i.e., all amounts due the REP for its own account as well as the portion representing transition charges) have been written off.

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(2)	The REP’s recourse will be limited to a credit against future transition charge payments unless the REP and the servicer agree to alternative arrangements, but in no event will the REP have recourse to the indenture trustee, BondCo or BondCo’s funds for such payments.

(3)	The REP shall provide information on a timely basis to the servicer so that the servicer can include the REP’s default experience and any subsequent credits into its calculation of the adjusted transition-charge rates for the next transition-charge billing period and the REP’s rights to credits will not take effect until after such adjusted transition-charge rates have been implemented.

(k) Service Termination.

In the event that the servicer is billing consumers for transition charges, the servicer shall have the right to terminate transmission and distribution service to the end-use consumer for non-payment by the end-use consumer pursuant to applicable Commission rules. In the event that a REP or the POLR is billing consumers for transition charges, the REP or POLR shall have the right to transfer the customer to the POLR (or to another certified REP) or to direct the servicer to terminate transmission and distribution service to the end-use consumer for non-payment in accordance with the applicable Commission rules.

60.	The proposed billing and collection standards for REPs are the same as those adopted in Docket No. 21528 and currently applied by TCC in its capacity as servicer under the transition bonds issued pursuant to the financing order in that docket.

61.

The proposed billing and collection standards for REPs and the applicability of those standards are appropriate for the collection of transition charges resulting from this Financing Order, are reasonable and will lower risks associated with the collection of transition charges and will result in lower transition bond charges and greater benefits to ratepayers. In addition, adoption of these standards will

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provide uniformity of standards for the billing and collection of transition charges for which TCC acts as servicer. Therefore, the proposed billing and collection standards for REPs and the applicability of those standards described in Findings of Fact Nos. 58 and 59 should be approved.

6. Transition Bonds

62.	BondCo will issue and sell transition bonds in one or more series, and each series may be issued in one or more tranches. The legal final maturity date of any series of transition bonds will not exceed 15 years from the date of issuance of such series. The legal final maturity date of each series and tranche within a series and amounts in each series will be finally determined by TCC and the Commission’s designated representative or financial advisor, consistent with market conditions and indications of the rating agencies, at the time the transition bonds are issued, but subject to ultimate Commission review through the issuance advice letter process. TCC will retain sole discretion regarding whether or when to assign, sell, or otherwise transfer any rights concerning transition property arising under this Financing Order, or to cause the issuance of any transition bonds authorized in this Financing Order, subject to the right of the Commission to find that the proposed issuance does not comply with the requirements of PURA and this Financing Order. BondCo will issue the transition bonds on or after the fifth business day after pricing of the transition bonds unless, prior to noon on the fourth business day following pricing of the bonds, the Commission issues an order finding that the proposed issuance does not comply with the requirements of PURA and this Financing Order.

63.

The Commission finds that the proposed structure—providing annual transition charges to residential customers that would be essentially level over the term of the transition bonds if the actual year-to-year changes in residential load match the changes forecast at the time the bonds are structured—is in the public interest and should be used. The approved structure will facilitate competition, is reasonable and should be approved, provided that the weighted average annual interest rate for the bonds does not exceed 8.00%. This restriction is necessary to

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ensure that the stated economic benefits to ratepayers materialize. To further ensure benefits to ratepayers, the Commission’s designated representative or financial advisor should be charged with the obligation to ensure on behalf of the Commission that the structure and pricing of the transition bonds results in the lowest transition bond charges consistent with market conditions and this Financing Order.

7. Security for Transition Bonds

64.	The payment of the transition bonds and related charges authorized by this Financing Order is to be secured by the transition property created by this Financing Order and by certain other collateral as described in the application. The transition bonds will be issued pursuant to the indenture administered by the indenture trustee. The indenture will include provisions for a collection account for each series and subaccounts for the collection and administration of the transition charges and payment or funding of the principal and interest on the transition bonds and other costs, including fees and expenses, in connection with the transition bonds, as described in TCC’s application. Pursuant to the indenture, BondCo will establish a collection account as a trust account to be held by the indenture trustee as collateral to ensure the payment of the principal, interest, and other costs approved in this Financing Order related to the transition bonds in full and on a timely basis. The collection account will include the general subaccount, the capital subaccount, and the excess funds subaccount, and may include other subaccounts.

a. The General Subaccount

65.

The indenture trustee will deposit the transition charge remittances that the servicer remits to the indenture trustee for the account of BondCo into one or more segregated trust accounts and allocate the amount of those remittances to the general subaccount. The indenture trustee will on a periodic basis apply moneys in this subaccount to pay expenses of BondCo, to pay principal and interest on the transition bonds, and to meet the funding requirements of the other subaccounts.

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The funds in the general subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including, to the extent necessary, investment earnings) will be applied by the indenture trustee to pay principal and interest on the transition bonds and all other components of the Periodic Payment Requirement (“PPR”) (as defined in Finding of Fact No. 81), and otherwise in accordance with the terms of the indenture.

b. The Capital Subaccount

66.	When a series of transition bonds is issued, TCC will make a capital contribution to BondCo for that series, which BondCo will deposit into the capital subaccount. The amount of the capital contribution is expected to be not less than 0.5% of the original principal amount of each series of transition bonds, although the actual amount will depend on tax and rating agency requirements. The capital subaccount will serve as collateral to ensure timely payment of principal and interest on the transition bonds and all other components of the PPR. Any funds drawn from the capital account to pay these amounts due to a shortfall in the transition charge remittances will be replenished through future transition charge remittances. The funds in this subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including investment earnings) will be used by the indenture trustee to pay principal and interest on the transition bonds and all other components of the PPR. Upon payment of the principal amount of all transition bonds and the discharge of all obligations that may be paid by use of transition charges, all amounts in the capital subaccount, including any investment earnings, will be released to BondCo for payment to TCC. Investment earnings in this subaccount may be released earlier in accordance with the indenture.

67.

The capital contribution to BondCo should be funded by TCC. To ensure that ratepayers receive the appropriate benefit from the securitization approved in this Financing Order, the proceeds from the sale of the transition bonds that are used to retire or refund TCC’s debt and equity securities should not be offset by the amount of this capital contribution. Because TCC funds the capital subaccount,

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TCC should receive the investment earnings earned through the indenture trustee’s investment of that capital from time to time and should receive return of that capital after all transition bonds have been paid.

c. The Excess Funds Subaccount

68.	The excess funds subaccount will hold any transition charge remittances and investment earnings on the collection account (other than earnings attributable to the capital subaccount and released under the terms of the indenture) in excess of the amounts needed to pay current principal and interest on the transition bonds and to pay other PPRs (including, but not limited to, replenishing the capital subaccount). Any balance in or allocated to the excess funds subaccount on a true-up adjustment date will be subtracted from the Periodic Billing Requirement, (“PBR”) (as defined in Finding of Fact No. 82) for purposes of the true-up adjustment. The money in this subaccount will be invested by the indenture trustee in short-term high-quality investments, and such money (including investment earnings thereon) will be used by the indenture trustee to pay principal and interest on the transition bonds and other PPRs.

d. The Tranche Subaccount

69.	A tranche subaccount will be established for each floating-rate tranche of transition bonds upon issuance. On the business day preceding each payment date, the trustee will allocate to the tranche subaccount from the general subaccount an amount equal to the gross fixed amount for the floating rate tranche on that payment date. On the related payment date, amounts in the tranche subaccount will be paid as interest to the holders of the floating-rate transition bonds. In the event of a shortfall of funds in the tranche subaccount to pay interest on the floating-rate transition bonds, the amount will be paid on a pro rata basis based on the relative amounts due in interest on that tranche. Any balance remaining in the tranche subaccount after payments have been made to the holders of the floating-rate transition bonds on a payment date will be transferred to the collection account for allocation on the next payment date.

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e. Other Subaccounts

70.	Other credit enhancements in the form of subaccounts may be utilized for the transaction provided that the Commission’s designated representative or financial advisor and TCC agree in advance that such enhancements provide benefits greater than their tangible and intangible costs. For example, TCC does not propose use of an overcollateralization subaccount as was approved in Docket No. 21528 in connection with its prior securitization of regulatory assets. As described in TCC’s application, under Rev. Proc. 2002-49, as clarified by Rev. Proc. 2005-61 and 2005-62 issued by the Internal Revenue Service (“IRS”), the use of an overcollateralization subaccount is not necessary for favorable tax treatment nor does it appear to be necessary to obtain AAA ratings for the proposed transition bonds. If the Commission’s designated representative or financial advisor and TCC subsequently agree, however, that use of an overcollateralization subaccount or other subaccount are necessary to obtain AAA ratings or will otherwise increase the tangible and quantifiable benefits of the securitization, TCC may implement such subaccounts in order to reduce transition bond charges.

8. General Provisions

71.

The collection account and the subaccounts described above are intended to provide for full and timely payment of scheduled principal and interest on the transition bonds and all other components of the Periodic Payment Requirement. If the amount of transition charges remitted to the general subaccount is insufficient to make all scheduled payments of principal and interest on the transition bonds and to make payment on all of the other components of the PPR, the excess funds subaccount and the capital subaccount will be drawn down, in that order, to make those payments. Any deficiency in the capital subaccount due to such withdrawals must be replenished to the capital subaccount on a periodic basis through the true-up process. In addition to the foregoing, there may be such additional accounts and subaccounts as are necessary to segregate amounts received from various sources (i.e., amounts received from REPs), or to be used

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for specified purposes. Such accounts will be administered and utilized as set forth in the servicing agreement and the indenture. Upon the maturity of the transition bonds and the discharge of all obligations in respect thereof, remaining amounts in the collection account, other than amounts that were in the capital subaccount, will be released to BondCo and equivalent amounts will be credited by TCC to customers consistent with PURA § 39.262(g).

72.	The use of a collection account and its subaccounts in the manner proposed by TCC is reasonable, will lower risks associated with the securitization and thus lower the costs to ratepayers, and should, therefore, be approved.

9. Transition Charges—Imposition and Collection, Nonbypassability, and Self-Generation

73.	TCC seeks authorization to impose on and collect from REPs and from other entities which are required to bill, pay or collect transition charges under this Financing Order or the tariffs approved hereby, transition charges in an amount sufficient to provide for the timely recovery of its qualified costs approved in this Financing Order (including payment of principal and interest on the transition bonds and ongoing costs related to the transition bonds).

74.	Transition charges will be separately identified on bills presented to REPs and other entities obligated to pay or collect transition charges.

75.	If a REP or other entity does not pay the full amount it has been billed, the amount paid by the REP or such other entity will first be apportioned between the transition charges and other fees and charges (including amounts billed and due in respect of transition charges associated with transition bonds issued under other financing orders), other than late fees, and second, any remaining portion of the payment will be allocated to late fees. This allocation will facilitate a proper balance between the competing claims to this source of revenue in an equitable manner.

76.	The transition bonds have an expected final legal maturity of not longer than 14 years. However, amounts may still need to be recovered after the expiration of

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the 14-year period. TCC proposed that the transition charges related to a series of transition bonds will be recovered over a period of not more than 15 years from the date of issuance of that series of the transition bonds but that amounts due at or before the end of that period for services rendered during the 15-year period may be collected after the conclusion of the 15-year period.

77.	PURA § 39.303(b) prohibits the recovery of transition charges for a period of time that exceeds 15 years. Transition charges related to a series of transition bonds may not be collected after 15 years from the date of issuance of that series of bonds. This restriction does not, however, prevent the recovery of amounts due at the end of such 15-year period for services rendered during such 15-year period.

78.	TCC will collect transition charges from all REPs serving retail customers located within TCC’s certificated service area as it existed on May 1, 1999 and from other entities which are required to bill, pay or collect transition charges under this Financing Order or the tariffs approved hereby, except as provided in Finding of Fact No. 80. In accordance with PURA § 39.252(c), a retail customer within such area may not avoid transition charges by switching to another electric utility, electric cooperative or municipally-owned utility after May 1, 1999. However, a customer in a multiply-certificated service area that requested to switch providers on or before May 1, 1999, or was not taking service from TCC on May 1, 1999, and does not do so after that date, will not be responsible for paying transition charges.

79.

Except as provided by PURA §§ 39.262(k) and 39.252, as implemented by Substantive Rule 25.345, a retail consumer may not avoid the payment of transition charges by switching to new on-site generation. Pursuant to PURA §39.252(b)(2), if a consumer commences taking energy from new on-site generation that materially reduces the consumer’s use of energy delivered through TCC’s facilities, the consumer will pay an amount each month computed by multiplying the output of the on-site generation utilized to meet the internal electrical requirements of the consumer by the applicable transition charges in

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effect for that month. Any reduction equivalent to more than 12.5% of the consumer’s annual average use of energy delivered through TCC’s facilities will be considered material for this purpose. Payments of the transition charges owed by such consumers under PURA § 39.252(b)(2) will be made to the servicer and will be collected in addition to any other charges applicable to services provided to the consumer through TCC’s facilities and any other competition transition charges applicable to self-generation under PURA § 39.252.

80.	TCC’s proposal related to imposition and collection of transition charges is reasonable and is necessary to ensure collection of transition charges sufficient to support recovery of the qualified costs approved in this Financing Order and should be approved. It is reasonable to exclude existing customers of TCC who begin taking service from Sharyland Utilities, LP (“Sharyland”) in Sharyland’s certificated area from the obligation to pay transition charges approved in this Financing Order because Sharyland has agreed to compensate TCC for stranded generation costs in Docket No. 20292. It is reasonable to approve the form of TCC’s Schedule TC-2 and Rider TC-2 in this Financing Order and require that these tariff provisions be filed before any transition bonds are issued pursuant to this Financing Order.

10. Allocation of Qualified Costs Among Texas Retail Consumers

81.	The Periodic Payment Requirement (“PPR”) is the required periodic payment for a given period (i.e., semiannually, or quarterly if floating rate debt is issued) due under the transition bonds. Each PPR includes: (a) the principal amortization of the transition bonds in accordance with the expected amortization schedule (including deficiencies of previously scheduled principal for any reason); (b) periodic interest on the transition bonds (including any accrued and unpaid interest); and (c) ongoing qualified costs consisting of the servicing fee, rating agencies’ fees, trustee fees, legal and accounting fees, other ongoing fees and expenses, and the costs, if any, of maintaining any credit enhancement. The PPR for the transition bonds issued pursuant to this Financing Order should be updated in the issuance advice letter.

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82.	The Periodic Billing Requirement (“PBR”) represents the aggregate dollar amount of transition charges that must be billed during a given period (i.e., semiannually, or quarterly if floating rate debt is issued) so that the transition charge collections will be sufficient to meet the sum of all PPR for that period, given: (i) forecast usage data for the period; (ii) forecast uncollectibles for the period; and (iii) forecast lags in collection of billed transition charges for the period.

83.	The generation demand allocation factors, which relate solely to the use of generation-related base revenue adjustments, discussed by State witness Kit Pevoto at pages 11-16 of her Direct Testimony, should be used to allocate the PBR among the Texas retail consumers.

84.	The energy allocators that should be used to allocate the PBR among the Texas retail consumers are those based on energy consumption for the calendar year ending April 30, 1999, adjusted for weather and losses.

85.	In its allocation of the securitized costs, TCC allocated the costs to improve air quality among the retail consumer classes by allocating 50 percent using the generation demand allocation factors described in Finding of Fact No. 83 and the remainder using the energy allocators described in Finding of Fact No. 84.

86.	The amount of excess mitigation credits (“EMCs”) (including interest) refunded by AEP-TCC ($55,456,664), which is included in the amount to be securitized, should be allocated to the customer classes based upon base rate revenues during the 1999-2000 period.

87.	TCC allocated the stranded costs and regulatory assets (after deducting the costs to improve air quality discussed in Finding of Fact No. 85 and the amount equal to the refunded EMCs discussed in Finding of Fact No. 86) using a seven-step process, as follows:

Step 1:

50 percent of the annual PBR was allocated to all transition charge rate classes using the generation demand allocation factors described in Finding of Fact No. 83.

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Step 2:

50 percent of the annual PBR was allocated to all rate classes using the energy allocator described in Finding of Fact No. 84.

Step 3:

The amounts assigned to the Residential class from Steps 1 and 2 were summed above to determine the portion of the PBR to be assigned to the Residential class.

Step 4:

The amount assigned to the Residential class as determined in Step 3 above was subtracted from the PBR.

Step 5:

150 percent of the amount of PBR allocated to the Non-Firm classes using the generation demand allocation factors described in Finding of Fact No. 83 was assigned to the Non-Firm classes. The resulting percentage was applied to the remaining PBR amount determined in Step 4 above.

Step 6:

Subtract the amount of PBR assigned to the Non-Firm classes in Step 5 above from the PBR amount determined in Step 4 above.

Step 7:

The amount of PBR remaining from Step 6 was then allocated to the remaining transition charge rate classes based upon the generation demand allocation ratios of the remaining classes (excluding Residential and Non-Firm) from Step 1 to the total of the remaining classes.

88.	TCC derived a blended Periodic Billing Requirement Allocation Factor (“PBRAF”) for each transition charge rate class based on the allocation methodologies described in Finding of Fact Nos. 81 through 87. The transition charge rate classes for the transition bonds to be issued pursuant to this Financing Order are the same as the rate classes utilized for the prior issuance of transition bonds by AEP Texas Central Transition Funding, LLC in February 2002 pursuant to the financing order issued in Docket No. 21528.

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89.	Pursuant to the methodologies described in Finding of Fact Nos. 81 through 88, the Commission adopts the following PBRAFs:

Class	PBRAF
Residential	37.9223%
Commercial & Small Ind. – Energy	22.7030%
Commercial & Small Ind. – Demand	29.3208%
Large Industrial – Firm	2.3472%
Large Industrial – Non-firm	3.0711%
Standby – Firm	1.5051%
Standby – Non-Firm	0.4022%
Municipal & Cotton Gin	2.7283%
Total	100.0000%

11. True-Up of Transition Charges

90.	Pursuant to PURA § 39.307, the servicer of the transition bonds will make annual adjustments to the transition charges to:

(a)	correct any undercollections or overcollections, including without limitation any caused by REP defaults, during the preceding 12 months; and

(b)	ensure the billing of transition charges necessary to generate the collection of amounts sufficient to timely provide all scheduled payments of principal and interest (or deposits to sinking funds in respect of principal and interest) and any other amounts due in connection with the transition bonds (including ongoing fees and expenses and amounts required to be deposited in or allocated to any collection account or subaccount, trustee indemnities, payments due in connection with any expenses incurred by the indenture trustee or the servicer to enforce bondholder rights and all other payments that may be required pursuant to the waterfall of payments described in the application) during the period for which such adjusted transition charges are to be in effect.

With respect to any series of transition bonds, the servicer will make true-up adjustment filings with the Commission at least annually, within 45 days of the anniversary of the date of the original issuance of the transition bonds of that series.

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91.	True-up filings will be based upon the cumulative differences, regardless of the reason, between the PPR (including scheduled principal and interest payments on the transition bonds) and the amount of transition charge remittances to the indenture trustee. True-up procedures are necessary to ensure full recovery of amounts sufficient to meet the PPR over the expected life of the transition bonds. In order to assure adequate transition charge revenues to fund the PPR and to avoid large overcollections and undercollections over time, the servicer will reconcile the transition charges using TCC’s most recent forecast of electricity deliveries (i.e., forecasted billing units) and estimates of transaction-related expenses. The calculation of the transition charges will also reflect both a projection of uncollectible transition charges and a projection of payment lags between the billing and collection of transition charges based upon TCC’s and the REPs’ most recent experience regarding collection of transition charges.

92.	The servicer will make true-up adjustments in the following manner, known as the standard true-up procedure:

(a)	allocate the upcoming period’s PBR based on the PBRAFs approved in this Financing Order;

(b)	calculate undercollections or overcollections, including without limitation any caused by REP defaults, from the preceding period in each class by subtracting the previous period’s transition charge revenues collected from each class from the PBR determined for that class for the same period;

(c)	sum the amounts allocated to each customer class in steps (a) and (b) to determine an adjusted PBR for each transition charge customer class; and

(d)	divide the amount assigned to each customer class in step (c) above by the appropriate forecasted billing units to determine the transition charge rate by class for the upcoming period.

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12. Interim True-Up

93.	In addition to these annual true-up adjustments, true-up adjustments may be made by the servicer more frequently at any time during the term of the transition bonds to correct any undercollection or overcollection, as provided for in this Financing Order, in order to assure timely payment of transition bonds based on rating agency and bondholder considerations. In addition to the foregoing, either of the following two conditions may result in an interim true-up adjustment prior to an upcoming transition bond principal payment date:

(a)	the servicer determines that collection of transition charges for the upcoming payment date would result in a difference that is greater than 5% in absolute value, between (i) the actual outstanding principal balances of the transition bonds plus amounts on deposit in the excess funds subaccount and (ii) the outstanding principal balances anticipated in the target amortization schedule; or

(b)	to meet a rating agency requirement that any tranche of transition bonds be paid in full by its expected maturity date.

94.	In the event an interim true-up is necessary, the interim true-up adjustment should be filed not less than 15 days prior to the first billing cycle of the month in which the revised transition charges will be in effect. In no event would such interim true-up adjustments occur more frequently than every three months if quarterly transition bond payments are required or every six months if semi-annual transition bond payments are required; provided, however, that interim true-up adjustments for any transition bonds remaining outstanding during the fourteenth and fifteenth year after the bonds are issued may occur quarterly.

13. Non-Standard True-Up

95.	A non-standard true-up procedure will be applied if the forecasted billing units for one or more of the transition charge customer classes for an upcoming period decreases by more than 10% compared to the billing units used by TCC to develop the PBRAFs approved in this Financing Order (known as the threshold billing units), shown in Appendix E to this Financing Order.

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96.	In conducting the non-standard true-up the servicer will:

(a)	allocate the upcoming period’s PBR based on the PBRAFs approved in this Financing Order;

(b)	calculate undercollections or overcollections, including without limitation any caused by REP defaults, from the preceding period in each class by subtracting the previous period’s transition charge revenues collected from each class from the PBR determined for that class for the same period;

(c)	sum the amounts allocated to each customer class in steps (a) and (b) to determine an adjusted PBR for each transition charge customer class;

(d)	divide the PBR for each customer class by the maximum of the forecasted billing units or the threshold billing units for that class, to determine the “threshold rate”;

(e)	multiply the threshold rate by the forecasted billing units for each class to determine the expected collections under the threshold rate;

(f)	allocate the difference in the adjusted PBR and the expected collections calculated in step (e) among the transition charge customer classes using the PBRAFs approved in this Financing Order;

(g)	add the amount allocated to each class in step (f) above to the expected collection amount by class calculated in step (e) above to determine the final Periodic Billing Requirement for each class; and

(h)	divide the final PBR for each class by the forecasted billing units to determine the transition charge rate by class for the upcoming period.

97.	A proceeding for the purpose of approving a non-standard true-up should be conducted in the following manner:

(a)	The servicer will make a “non-standard true-up filing” with the Commission at least 90 days before the date of the proposed true-up adjustment. The filing will contain the proposed changes to the transition charge rates, justification for such changes as necessary to specifically address the cause(s) of the proposed non-standard true-up, and a statement of the proposed effective date.

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(b)	Concurrently with the filing of the non-standard true-up with the Commission, the servicer will notify all parties in this docket of the filing of the proposal for a non-standard true-up.

(c)	The servicer will issue appropriate notice and the Commission will conduct a contested case proceeding on the non-standard true-up proposal pursuant to PURA § 39.003.

The scope of the proceeding will be limited to determining whether the proposed adjustment complies with this Financing Order. The Commission will issue a final order by the proposed true-up adjustment date stated in the non-standard true-up filing. In the event that the Commission cannot issue an order by that date, the servicer will be permitted to implement its proposed changes. Any modifications subsequently ordered by the Commission will be made by the servicer in the next true-up filing.

14. Additional True-Up Provisions

98.	The true-up adjustment filing will set forth the servicer’s calculation of the true-up adjustment to the transition charges. Except for the non-standard true-up in Findings of Fact Nos. 95 through 97, the Commission will have 15 days after the date of a true-up adjustment filing in which to confirm the mathematical accuracy of the servicer’s adjustment. Except for the non-standard true-up adjustment described above, any true-up adjustment filed with the Commission should be effective on its proposed effective date, which shall be not less than 15 days after filing. Any necessary corrections to the true-up adjustment, due to mathematical errors in the calculation of such adjustment or otherwise, will be made in future true-up adjustment filings.

99.	The true-up procedures contained in Schedule TC-2 are reasonable and will reduce risks related to the transition bonds, resulting in lower transition bond charges and greater benefits to ratepayers and should be approved.

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100.	The broad-based nature of the true-up mechanism and the pledge of the State of Texas embodied in PURA § 39.310, along with the bankruptcy remoteness of the special purpose entity and the collection account, will serve to effectively eliminate for all practical purposes and circumstances any credit risk associated with the transition bonds (i.e., that sufficient funds will be available and paid to discharge all principal and interest obligations when due).

101.	In addition to the true-up mechanisms discussed above, Schedule TC-2 also includes a process to adjust the PBRAFs in the event the Commission determines that statewide stranded costs exceed $5 billion under PURA § 39.253(f).

15. Designated Representative or Financial Advisor

102.	In order to ensure, as required by PURA §39.301, that the structuring and pricing of the transition bonds result in the lowest transition bond charges consistent with market conditions and the terms of this Financing Order, the Commission finds that it is necessary for the Commission, acting through its designated representative or financial advisor, to have a decision-making role co-equal with AEP with respect to the structuring and pricing of the transition bonds and that all matters related to the structuring and pricing of the transition bonds shall be determined through a joint decision of AEP and the Commission, acting through its designated representative or financial advisor. The primary responsibilities of the Commission’s designated representative or financial advisor are to provide advice to the Commission and to assist the Commission in ensuring that the structuring and pricing of the transition bonds result in the lowest transition bond charges consistent with market conditions and the terms of this Financing Order.

103.

To properly advise the Commission, any financial advisor to the Commission must not participate in the underwriting of the transition bonds and its fee should not be based upon a percentage of the transition bond issuance. Its role should be limited to advising the Commission or acting on behalf of the Commission regarding the structuring, marketing, and pricing of the transition bonds. The Commission’s designated representative or financial advisor must participate fully and in advance in all plans and decisions relating to the structuring, marketing,

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and pricing of the transition bonds and be provided timely information as necessary to fulfill its obligation to advise the Commission in a timely manner (including, but not limited to, information prepared for the benefit of rating agencies and information prepared for use in marketing the transition bonds to investors). The financial advisor’s fee and fees of any attorneys or other professionals hired to assist the financial advisor or the Commission are determined pursuant to the Commission’s contract with the financial advisor or other professionals and will be included in the up-front qualified costs that may be securitized.

104.	The Commission’s financial advisor or designated representative may require a certificate from the bookrunning underwriter(s) confirming that the structuring, marketing, and pricing of the transition bonds resulted in the lowest cost of funds and transition bond charges consistent with market conditions and the terms of this Financing Order.

105.	TCC submitted draft transaction documents with its application, specifically forms of the Prospectus, the Indenture Agreement, the LLC Agreement, Transition Property Purchase and Sale Agreement, Servicing Agreement, Administration Agreement, and Summary of Terms (Attachments 3A, 3C, 3D, 3E, 3F, 3G, and Attachment 4, respectively). These draft documents have not been reviewed or approved by the Commission. The Commission’s financial advisor or designated representative shall review and comment on these documents before they are finalized.

16. Lowest Transition Bond Charges

106.	TCC has proposed a transaction structure that is expected to include (but is not limited to):

(a)	the use of BondCo as issuer of the transition bonds, limiting the risks to transition bond holders of any adverse impact resulting from a bankruptcy proceeding of its parent or any affiliate;

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(b)	the right to impose and collect transition charges that are nonbypassable and which must be trued-up at least annually, but may be trued-up more frequently under certain circumstances, in order to assure the timely payment of the debt service and other ongoing transaction costs;

(c)	additional collateral in the form of a collection account which includes a capital subaccount funded in cash in an amount equal to not less than 0.5% of the original principal amount of the transition bonds and other subaccounts resulting in greater certainty of payment of interest and principal to investors and that are consistent with the IRS requirements that must be met to receive the desired federal income tax treatment for the transition bond transaction;

(d)	protection of transition bondholders against potential defaults by a servicer or REPs that are responsible for billing and collecting the transition charges from existing or future retail consumers;

(e)	benefits for federal income tax purposes including: (i) the transfer of the rights under this Financing Order to BondCo not resulting in gross income to TCC and the future revenues under the transition charges being included in TCC’s gross income under its usual method of accounting, (ii) the issuance of the transition bonds and the transfer of the proceeds of the transition bonds to TCC not resulting in gross income to TCC, and (iii) the transition bonds constituting obligations of TCC;

(f)	the transition bonds will be marketed using proven underwriting and marketing processes, through which market conditions and investors’ preferences, with regard to the timing of the issuance, the terms and conditions, related maturities, type of interest (fixed or variable) and other aspects of the structuring and pricing will be determined, evaluated and factored into the structuring and pricing of the transition bonds;

(g)	furnishing timely information to the Commission’s designated representative or financial advisor to allow the Commission through the issuance advice letter process to ensure that the structuring and pricing of the transition bonds result in the lowest transition bond charges consistent with market conditions and the terms of this Financing Order; and

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(h)	hedging agreements used to mitigate the risk of future rate increases if TCC and the Commission’s designated representative or financial advisor jointly determine that it is prudent to enter into these types of agreements.

107.	TCC’s proposed transaction structure is necessary to enable the transition bonds to obtain the highest possible bond credit rating, ensures that the structuring and pricing of the transition bonds will result in the lowest transition bond charges consistent with market conditions and the terms of this Financing Order, ensures the greatest benefit to ratepayers consistent with market conditions and the terms of this Financing Order, and protects the competitiveness of the retail electric market.

108.	To ensure that ratepayers receive the tangible and quantifiable economic benefits due from the proposed securitization and so that the proposed transition bond transaction will be consistent with the standards set forth in PURA §§ 39.301 and 39.303, it is necessary that (i) the effective annual weighted average interest rate of the transition bonds, excluding up-front qualified and ongoing qualified costs, does not exceed 8.00%, (ii) the expected final maturity of the last tranche of transition bonds does not exceed 14 years (although the legal final maturity of the transition bonds may extend to 15 years), (iii) the amortization of the transition bonds is structured to be consistent with Finding of Fact No. 63, and (iv) TCC otherwise satisfies the requirements of this Financing Order.

109.	To allow the Commission to fulfill its obligations under PURA related to the securitization approved in this Financing Order, it is necessary for TCC, for each series of transition bonds issued, to certify to the Commission that the structure and pricing of that series results in the lowest transition bond charges consistent with market conditions at the time that the transition bonds are priced and the terms (including the specified amortization pattern) of this Financing Order and, if additional credit enhancements or arrangements to enhance marketability or reduce interest rate risks were used, to certify that they are expected to provide benefits in excess of their cost as required by Finding of Fact No. 32 through 36 of this Financing Order.

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D. Use of Proceeds

110.	Upon the issuance of transition bonds, BondCo will use the net proceeds from the sale of the transition bonds (after payment of transaction costs) to pay to TCC the purchase price of the transition property.

111.	The net proceeds from the sale of the transition property (after payment of transaction costs) will be applied to reduce the debt and/or common equity on the regulatory books of TCC.

112.	Through the steps described in Findings of Fact Nos. 110 and 111, the net proceeds from the sale of transition bonds will be used solely to retire existing debt and/or common equity of TCC and will result in a reduction in TCC’s recoverable transition costs as determined in Docket No. 31056.

IV. CONCLUSIONS OF LAW

1.	TCC is a public utility, as defined in PURA § 11.004, an electric utility, as defined in PURA § 31.002(6), and a transmission and distribution utility as defined in PURA § 31.002(19).

2.	TCC is entitled to file an application for a financing order under PURA § 39.301.

3.	The Commission has jurisdiction and authority over TCC’s application pursuant to PURA §§ 14.001, 32.001, 39.201 and 39.301-.313.

4.	The Commission has authority to approve this Financing Order under Subchapters E, F and G of Chapter 39 of PURA.

5.	Notice of TCC’s application was provided in compliance with the Administrative Procedure Act[45] and Procedural Rules 22.54 and 22.55.

[45]	TEX. GOV’T CODE ANN. §§ 2001.001-901 (Vernon 2000 & Supp. 2005).

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6.	This application does not constitute a major rate proceeding as defined by P.U.C. Procedural Rule 22.2.

7.	Only the retail portion of regulatory assets may be recovered through a transition charge assessed against retail consumers.

8.	BondCo will be an assignee as defined in PURA § 39.302(1) when an interest in transition property is transferred, other than as security, to BondCo.

9.	The holders of the transition bonds and the indenture trustee will each be a financing party as defined in PURA § 39.302(3).

10.	BondCo may issue transition bonds in accordance with this Financing Order.

11.	The securitization approved in this Financing Order satisfies the requirement of PURA § 39.301 dictating that the proceeds of the transition bonds shall be used solely for the purposes of reducing the amount of recoverable regulatory assets and stranded costs through the refinancing or retirement of utility debt and/or equity.

12.	The securitization approved in this Financing Order satisfies the requirement of PURA § 39.301 mandating that the securitization provides tangible and quantifiable benefits to ratepayers greater than would have been achieved absent the issuance of transition bonds. Consistent with fundamental financial principles, this requirement in PURA § 39.301 can only be determined using an economic analysis to account for the time value of money. An analysis that compares in the aggregate over a 14-year period the present value of the revenue requirement associated with use of a competition transition charge (which is the alternative recovery method permitted under PURA to recover stranded costs and regulatory assets and reflects conventional utility financing) with the present value of the revenue required under securitization is an appropriate economic analysis to demonstrate whether securitization provides economic benefits to ratepayers.

13.	BondCo’s issuance of the transition bonds approved in this Financing Order in compliance with the criteria established by this Financing Order satisfies the

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requirement of PURA § 39.301 prescribing that the structuring and pricing of the transition bonds will result in the lowest transition-bond charges consistent with market conditions and the terms of this Financing Order.

14.	The amount approved in this Financing Order for securitization does not exceed the present value of the revenue requirement over the life of the transition bonds approved in this Financing Order that are associated with the costs sought to be securitized, as required by PURA § 39.301.

15.	The securitization approved in this Financing Order satisfies the requirements of PURA § 39.303(a) directing that the total amount of revenues to be collected under this Financing Order be less than the revenue requirement that would be recovered using conventional financing methods (which, in the case of the balance at issue in this proceeding, is a competition transition charge) and that this Financing Order be consistent with the standards of PURA § 39.301.

16.	Under PURA §§ 39.301 and 39.303, the Commission has the ability to prohibit different financial options relating to the transition bonds if the evidence supports the finding that the financial option will not or is unlikely to result in the lowest transition bonds charges consistent with market conditions.

17.	The stranded cost true-up balance as determined in Docket No. 31056 accrues carrying costs from September 30, 2005 through the date of issuance of the transition bonds. TCC may securitize carrying costs accrued on the stranded costs during this period.

18.	This Financing Order adequately details the amount to be recovered and the period over which TCC will be permitted to recover nonbypassable transition charges in accordance with the requirements of PURA § 39.303(b). Transition charges related to a series of transition bonds may not be collected after 15 years from the date of issuance of that series of bonds. This provision does not preclude the servicer from recovering transition charges attributable to service rendered during the 15-year period but remaining unpaid at the end of the 15-year period.

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19.	The method approved in this Financing Order for collecting and allocating the transition charges satisfies the requirements of PURA §§ 39.303(c) and 39.253. The methodologies described in Finding of Fact Nos. 81 through 88 of allocating the stranded costs and regulatory assets among the Texas retail consumer classes comport with PURA § 29.253(a) through (e) and P.U.C. SUBST. R. 25.345(h)(2).

20.	As provided in PURA § 39.303(d), this Financing Order, together with the transition charges authorized by this Financing Order, is irrevocable and not subject to reduction, impairment, or adjustment by further act of the Commission, except for the true-up procedures approved in this Financing Order, as required by PURA § 39.307; provided, however, that such irrevocability shall not preclude the Commission from extending the deadline for issuance of transition bonds if requested to do so by TCC.

21.	As provided in PURA § 39.304(a), the rights and interests of TCC or its successor under this Financing Order, including the right to impose, collect and receive the transition charges authorized in this Financing Order, are assignable and shall become transition property when they are first transferred to BondCo.

22.	The rights, interests and property conveyed to BondCo in the Transition Property Purchase and Sale Agreement and the related Bill of Sale, including the irrevocable right to impose, collect and receive transition charges and the revenues and collections from transition charges are “transition property” within the meaning of PURA §§ 39.302(8) and 39.304.

23.	Transition property will constitute a present property right for purposes of contracts concerning the sale or pledge of property, even though the imposition and collection of the transition charges depend on further acts by TCC or others that have not yet occurred, as provided by PURA § 39.304(b).

24.	All revenues and collections resulting from the transition charges will constitute proceeds only of the transition property arising from this Financing Order, as provided by PURA § 39.304(c).

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25.	Upon the transfer by TCC of the transition property to BondCo, BondCo will have all of the rights, title and interest of TCC with respect to such transition property including the right to impose, collect and receive the transition charges authorized by the Financing Order.

26.	The transition bonds issued pursuant to this Financing Order will be “transition bonds” within the meaning of PURA § 39.302(6) and the transition bonds and holders thereof are entitled to all of the protections provided under Subchapter G of Chapter 39 of PURA.

27.	Amounts that are required to be paid to the servicer as transition charges under this Financing Order or the tariffs approved hereby are “transition charges” as defined in PURA § 39.302(7), and the amounts collected from retail consumers with respect to such transition charges are “transition charges” as defined in PURA § 39.302(7), whether or not such charges are set out as a separate line item on the retail consumer’s bill.

28.	Any payment of transition charges by a retail consumer to its REP, to another entity responsible for collecting transition charges from retail consumers under this Financing Order or the tariffs approved hereunder, or directly to the servicer will discharge the retail consumer’s obligations in respect of that payment, but will not discharge the obligations of any REP or other entity responsible for collecting transition charges from retail consumers under this Financing Order to remit such payments to the servicer of the transition bonds on behalf of BondCo or an assignee or its obligations to pay amounts determined through subsequent true-up adjustments.

29.	As provided in PURA § 39.305, the interests of an assignee, the holders of transition bonds, and the indenture trustee in transition property and in the revenues and collections arising from that property are not subject to setoff, counterclaim, surcharge, or defense by TCC or any other person or in connection with the bankruptcy of TCC or any other entity.

30.	The methodology approved in this Financing Order to true-up the transition charges satisfies the requirements of PURA § 39.307.

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31.	If and when TCC transfers to BondCo the right to impose, collect, and receive the transition charges and to issue the transition bonds, the servicer will be able to recover the transition charges associated with such transition property only for the benefit of BondCo and the holders of the transition bonds in accordance with the servicing agreement.

32.	If and when TCC transfers its rights under this Financing Order to BondCo under an agreement that expressly states that the transfer is a sale or other absolute transfer in accordance with the true-sale provisions of PURA § 39.308, then, pursuant to that statutory provision, that transfer will be a true sale of an interest in transition property and not a secured transaction or other financing arrangement and title, legal and equitable, to the transition property will pass to BondCo. As provided by PURA § 39.308, this true sale shall apply regardless of whether the purchaser has any recourse against the seller, or any other term of the parties’ agreement, including the seller’s retention of an equity interest in the transition property, TCC’s role as the collector of transition charges relating to the transition property, or the treatment of the transfer as a financing for tax, financial reporting, or other purposes.

33.	As provided in PURA § 39.309(b), a valid and enforceable lien and security interest in the transition property in favor of the holders of the transition bonds or a trustee on their behalf will be created by this Financing Order and the execution and delivery of a security agreement with the holders of the transition bonds or a trustee on their behalf in connection with the issuance of the transition bonds. The lien and security interest will attach automatically from the time that value is received for the transition bonds and, on perfection through the filing of notice with the Secretary of State in accordance with the rules prescribed by the Secretary of State under PURA § 39.309(d), will be a continuously perfected lien and security interest in the transition property and all proceeds of the transition property, whether accrued or not, will have priority in the order of filing and will take precedence over any subsequent judicial or other lien creditor.

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34.	As provided in PURA § 39.309(c), the transfer of an interest in transition property to an assignee will be perfected against all third parties, including subsequent judicial or other lien creditors, when this Financing Order becomes effective, transfer documents have been delivered to that assignee, and a notice of that transfer has been filed in accordance with the rules prescribed by the Secretary of State under PURA § 39.309(d); provided, however, that if notice of the transfer has not been filed in accordance with this process within 10 days after the delivery of transfer documentation, the transfer of the interest will not be perfected against third parties until the notice is filed. The transfer to BondCo of TCC’s rights under this Financing Order will be a transfer of an interest in transition property for purposes of PURA § 39.309(c).

35.	As provided in PURA § 39.309(e), the priority of a lien and security interest perfected in accordance with PURA § 39.309 will not be impaired by any later change in the transition charges pursuant to PURA § 39.307 or by the commingling of funds arising from transition charges with other funds, and any other security interest that may apply to those funds will be terminated when they are transferred to a segregated account for an assignee or a financing party. To the extent that transition charges are not collected separately from other funds owed by REPs, the amounts to be remitted to such segregated account for an assignee or a financing party may be determined according to system-wide charge off percentages, collection curves or such other reasonable methods of estimation, as are set forth in the servicing agreement.

36.	As provided in PURA § 39.309(e), if transition property is transferred to an assignee, any proceeds of the transition property will be treated as held in trust for the assignee.

37.

As provided in PURA § 39.309(f), if a default or termination occurs under the transition bonds, the financing parties or their representatives may foreclose on or otherwise enforce their lien and security interest in any transition property as if they were secured parties under Chapter 9, Texas Business and Commerce Code, and, upon application by or on behalf of the financing parties, the Commission

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may order that amounts arising from the transition charges be transferred to a separate account for the financing parties’ benefit, to which their lien and security interest may apply.

38.	As provided in PURA § 39.309(f), if a default or termination occurs under the transition bonds, on application by or on behalf of the financing parties, a district court of Travis County, Texas shall order the sequestration and payment to those parties of revenues arising from the transition charges.

39.	As provided by PURA § 39.310, the transition bonds authorized by this Financing Order are not a debt or obligation of the State of Texas and are not a charge on its full faith and credit or taxing power.

40.	Pursuant to PURA § 39.310, the State of Texas has pledged for the benefit and protection of all financing parties and TCC, that it (including the Commission) will not take or permit any action that would impair the value of transition property, or, except as permitted by PURA § 39.307, reduce, alter or impair the transition charges to be imposed, collected, and remitted to any financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the transition bonds have been paid and performed in full. BondCo, in issuing transition bonds, is authorized pursuant to PURA § 39.310 and this Financing Order to include this pledge in any documentation relating to the transition bonds.

41.	As provided in PURA § 39.311, transactions involving the transfer and ownership of the transition property and the receipt of transition charges are exempt from state and local income, sales, franchise, gross receipts, and other taxes or similar charges.

42.	This Financing Order will remain in full force and effect and unabated notwithstanding the bankruptcy of TCC, its successors, or assignees.

43.

TCC retains sole discretion regarding whether or when to assign, sell or otherwise transfer the rights and interests created by this Financing Order or any interest therein, or to cause the issuance of any transition bonds authorized by this

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Financing Order, subject to the right of the Commission, acting through designated representative or financial advisor to participate in the structuring, pricing, and marketing of the transition bonds, and the Commission’s authority to find that the proposed issuance does not comply with the requirements of PURA and this Financing Order.

44.	This Financing Order is final, is not subject to rehearing by this Commission, and is not subject to review or appeal except as expressly provided in PURA § 39.303(f). The finality of this Financing Order is not impaired in any manner by the participation of the Commission through its designated representative or financial advisor in any decisions related to issuance of the transition bonds or by the Commission’s review of or issuance of an order related to the issuance advice letter required to be filed with the Commission by this Financing Order.

45.	This Financing Order meets the requirements for a financing order under Subchapter G of Chapter 39 of PURA.

46.	The true-up mechanism, and all other obligations of the State of Texas and the Commission set forth in this Financing Order, are direct, explicit, irrevocable and unconditional upon issuance of the transition bonds and are legally enforceable against the State of Texas and the Commission.

47.	Under the agreement approved by the Commission in Docket No. 20292, Sharyland will compensate TCC for stranded-generation costs resulting from the choice of an existing customer of TCC to switch electric service to Sharyland. Therefore, the requirement in PURA § 39.252(b), regarding the obligation of an existing customer in TCC’s service area as of May 1, 1999, does not apply to an existing customer of TCC that begins taking service from Sharyland in Sharyland’s certificated service area.

48.

The securitization of the stranded cost true-up balance from Docket No. 31056 approved in this Financing Order does not affect, and should not be construed to affect, either TCC’s or any other parties’ rights with respect to any unresolved issues in Docket No. 31056, to the extent they have taken, or will take, the appropriate steps to preserve their rights as to these issues in other forums;

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provided that this Financing Order, together with the transition charges authorized hereby, is irrevocable and not subject to reduction, impairment or adjustment as provided in Conclusion of Law No. 20.

49.	The Settlement Agreement among certain parties to this proceeding attached hereto as Appendix A is approved by the Commission as being in the public interest, however, the Commission does not rule on any cost allocation issue addressed in the Settlement that is to be implemented in the proceeding to implement the competition to transition charge for TCC.

V. ORDERING PARAGRAPHS

Based upon the record, the Findings of Fact and Conclusions of Law set forth herein, and for the reasons stated above, this Commission orders:

A. Approval

1.	Approval of Application. The application of AEP Texas Central Company for the issuance of a financing order under PURA § 39.303 is approved, as provided in this Financing Order.

2.

Authority to Securitize. TCC is authorized to securitize and to cause the issuance of transition bonds with an aggregate principal amount not to exceed the sum of (a) $1,696,620,385 (which includes carrying costs through the projected issuance date of the transition bonds of September 1, 2006, and the interest differential reduction calculated in TCC’s pleading filed on May 4, 2006), plus (b) up-front qualified costs, plus or minus (c) carrying costs for the number of days, as applicable, either greater than or less than assumed in the calculation based on the projected issuance date for the transition bonds of September 1, 2006. In the issuance advice letter, TCC shall update the amount of the up-front qualified costs to reflect the actual issuance date of the transition bonds and other relevant current information in accordance with the terms of this Financing Order. In addition, if the transition bonds are actually issued on a date other than September 1, 2006, TCC shall include in the issuance advice letter a revision to the carrying

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cost calculation to account for the difference in the number of days either less than or greater than assumed in the calculation based on the projected issuance date of September 1, 2006, and the securitized amount shall be adjusted upwards or downwards, as applicable, based on such difference. TCC is authorized to securitize the updated aggregate principal amount in the issuance advice letter. If the actual up-front qualified costs are less than the up-front qualified costs included in the principal amount securitized, the periodic billing requirement for the first annual true-up adjustment shall be reduced by the amount of such unused funds (together with income earned thereon through investment by the trustee in eligible investments) and such unused funds (together with income earned thereon through investment by the trustee in eligible investments) shall be available for payment of debt service on the bond payment date next succeeding such true-up adjustment. If the final up-front qualified costs are more than the up-front qualified costs included in the principal amount securitized or exceed the aggregate cap on up-front costs as set out on Appendix D, adjusted as provided in this Financing Order, TCC may request recovery of the remaining up-front qualified costs through a surcharge to TCC’s rates for transmission and distribution service.

3.	Recovery of Transition Charges. TCC shall impose on, and the servicer shall collect from, REPs serving all existing and future retail consumers located within TCC’s service area as it existed on May 1, 1999 and other entities which, under the terms of this order or the tariffs approved hereby, are required to bill, pay or collect transition charges, as provided in this Financing Order, transition charges in an amount sufficient to provide for the timely recovery of its aggregate qualified costs detailed in this Financing Order (including payment of principal and interest on the transition bonds). REPs and other entities responsible for collecting transition charges from retail consumers under this Financing Order shall pay the transition charges billed to them whether or not they collect the transition charges from their retail consumers.

4.	Issuance Advice Letter. TCC shall submit a draft issuance advice letter to the Commission Staff for review not later than two weeks prior to the expected date

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of pricing the transition bonds. Within one week after receipt of the draft issuance advice letter, Commission Staff shall provide TCC comments and recommendations regarding the adequacy of the information provided. Within 24 hours after pricing of the transition bonds and prior to issuance of the transition bonds, TCC, in consultation with the Commission acting through its designated representative or financial advisor, shall file with the Commission an issuance advice letter in substantially the form of the issuance advice letter attached as Appendix B to this Financing Order. As part of the issuance advice letter, TCC, through an officer of TCC, shall provide a certification worded precisely as the statement in the form of issuance advice letter approved by the Commission. The issuance advice letter shall be completed and evidence the actual dollar amount of the initial transition charges and other information specific to the transition bonds to be issued, and shall certify to the Commission that the structure and pricing of that series results in the lowest transition-bond charges consistent with market conditions at the time that the transition bonds are priced, and the terms set out in this Financing Order. In addition, if original issue discount, additional credit enhancements, or arrangements to reduce interest rate risks or enhance marketability are used, the issuance advice letter shall include certification that the original issue discount, additional credit enhancements, or other arrangements are reasonably expected to provide benefits as required by this Financing Order. All amounts which require computation shall be computed using the mathematical formulas contained in the form of the issuance advice letter in Appendix B to this Financing Order and Schedule TC-2 approved in this Financing Order. Electronic spreadsheets with the formulas supporting the schedules contained in the issuance advice letter shall be included with such letter. The Commission’s review of the issuance advice letter shall be limited to the arithmetic accuracy of the calculations and to compliance with the specific requirements that are contained in the issuance advice letter. The initial transition charges and the final terms of the transition bonds set forth in the issuance advice letter shall become effective on the date of issuance of the transition bonds (which shall not occur prior to the fifth business day after pricing) unless prior to noon on the fourth business day after pricing the Commission issues an order finding that the proposed issuance does not comply with the requirements set forth above in this Ordering Paragraph.

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5.	Approval of Tariff. The form of Schedule TC-2 and Rider TC-2 attached as Appendix C to this order is approved. Prior to the issuance of any transition bonds under this Financing Order, TCC shall file a tariff that conforms to the form of the Schedule TC-2 and Rider TC-2 tariff provisions attached to this Financing Order.

B. Transition Charges

6.	Imposition and Collection. TCC is authorized to impose on, and the servicer is authorized to collect from REPs serving all existing and future retail consumers located within TCC’s service area as it existed on May 1, 1999 and other entities which, under the terms of this Financing Order or the tariffs approved hereby, are required to bill, pay or collect transition charges, transition charges in an amount sufficient to provide for the timely recovery of the aggregate Periodic Payment Requirements (including payment of principal and interest on the transition bonds), as approved in this Financing Order. If there is a shortfall in payment of an amount billed, the amount paid shall first be apportioned between the transition charges and other fees and charges (including transition charges attributable to the transition bonds issued by AEP Texas Central Transition Funding, LLC in February 2002 pursuant to the financing order in Docket 21528), other than late fees, and second, any remaining portion of the payment shall be allocated to late fees.

7.	BondCo’s Rights and Remedies. Upon the transfer by TCC of the transition property to BondCo, BondCo shall have all of the rights, title and interest of TCC with respect to such transition property, including, without limitation, the right to exercise any and all rights and remedies with respect thereto, including the right to authorize disconnection of electric service and to assess and collect any amounts payable by any retail consumer in respect of the transition property.

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8.	Collector of Transition Charges. TCC or any subsequent servicer of the transition bonds shall bill a consumer’s REP or other entity which, under the terms of this Financing Order or the tariffs approved hereby, is required to bill, or collect transition charges, for the transition charges attributable to that consumer.

9.	Collection Period. The transition charges related to a series of transition bonds shall be designed to be collected over the expected 14-year life of the transition bonds. However, to the extent that any amounts are not recovered at the end of this 14-year period, TCC may continue to recover them over a period ending not more than 15 years from the date of issuance of that series of transition bonds. Amounts remaining unpaid after this 15-year period may be recovered but only to the extent that the charges are attributable to services rendered during the 15-year period.

10.	Allocation. TCC shall allocate the transition charges among consumer classes in the manner described in this Financing Order.

11.	Nonbypassability. TCC and any other entity providing electric transmission or distribution services and any REP providing services to any retail consumer within TCC’s certificated service area as it existed on May 1, 1999 (except as provided in Finding of Fact No. 80), are entitled to collect and must remit, consistent with this Financing Order, the transition charges from such retail consumers and, except as provided under PURA §§ 39.252(b) and 39.262(k), as implemented by Substantive Rule 25.345, from retail consumers that switch to new on-site generation, and such retail consumers are required to pay such transition charges. The Commission will ensure that such obligations are undertaken and performed by TCC, any other entity providing electric transmission or distribution services within TCC’s certificated service area as of May 1, 1999 and any REP providing services to any retail consumer within such certificated service area.

12.	True-Ups. True-ups of the transition charges, including non-standard true-ups, shall be undertaken and conducted as described in Schedule TC-2. The servicer shall file the true-up adjustments in a compliance docket and shall give notice of the filing to all parties in this docket.

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13.	Ownership Notification. Any entity that bills transition charges to retail consumers shall, at least annually, provide written notification to each retail consumer for which the entity bills transition charges that the transition charges are the property of BondCo and not of the entity issuing such bill.

C. Transition Bonds

14.	Issuance. BondCo is authorized to issue transition bonds as specified in this Financing Order. The ongoing qualified costs described in Appendix D may be recovered directly through the transition charges.

15.	TCC may securitize up-front qualified costs in accordance with this Financing Order, subject to the cap on certain of TCC’s securitizable up-front qualified costs as shown on Appendix D to this Financing Order. In the issuance advice letter, TCC will update the SEC registration fee and underwriter’s fee if these amounts deviate from those listed in Appendix C as a result of a change in the size of the transition bond issuance or a change in the SEC’s formula for calculating the registration fee. The cap on up-front qualified costs does not apply to costs associated with original issue discount or other credit enhancements as discussed in Ordering Paragraph No. 21, or to the costs of refinancing or retiring debt. These costs are not capped by this Financing Order.

16.	TCC may recover its actual ongoing qualified costs through its transition charges, subject to the caps on the servicing fee as set forth in Appendix D to this Financing Order. The amount of ongoing qualified costs is subject to updating in the issuance advice letter to reflect a change in the size of the transition bond issuance and other information available at the time of submission of the issuance advice letter. Costs associated with original issue discount or other credit enhancements as discussed in Ordering Paragraph No. 21 are not capped by this Financing Order. As provided in Ordering Paragraph No. 28, a servicer, other than TCC, may collect a higher servicing fee than that set forth in Appendix D to this Financing, if such higher rate is approved by the Commission and the indenture trustee.

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17.	Refinancing. TCC or any assignee may apply for one or more new financing orders pursuant to PURA § 39.303(g).

18.	Collateral. All transition property and other collateral shall be held and administered by the indenture trustee pursuant to the indenture as described in TCC’s application. BondCo shall establish a collection account with the indenture trustee as described in the application and Findings of Fact Nos. 64 through 72. Upon payment of the principal amount of all transition bonds authorized in this Financing Order and the discharge of all obligations in respect thereof, all amounts in the collection account, including investment earnings, other than amounts in the capital subaccount, shall be released by the indenture trustee to BondCo for distribution in accordance with Ordering Paragraph No. 19. TCC shall notify the Commission within 30 days after the date that these funds are eligible to be released of the amount of such funds available for crediting to the benefit of ratepayers.

19.

Distribution Following Repayment. Following repayment of the transition bonds authorized in this Financing Order and release of the funds held by the trustee, the servicer, on behalf of BondCo, shall distribute to REPs and other entities responsible for collection of transition charges from retail ratepayers, the final balance of the general, excess funds, tranche and all other subaccounts (except the capital subaccount), whether such balance is attributable to principal amounts deposited in such subaccounts or to interest thereon, remaining after all other qualified costs have been paid. The amounts shall be distributed to each REP and other entity that paid Schedule TC-2 transition charges during the last 12 months that the Schedule TC-2 transition charges were in effect. BondCo or its successor in interest to the Transition Property shall, to the extent the capital subaccount is not depleted below its original amount, also distribute to REPs and other entities responsible for collection of transition charges from retail ratepayers any subsequently collected transition charges. The amount paid to each REP or

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other entity shall be determined by multiplying the total amount available for distribution by a fraction, the numerator of which is the total Schedule TC-2 transition charges paid by the REP or other entity during the last 12 months Schedule TC-2 charges were in effect and the denominator of which is the total Schedule TC-2 transition charges paid by all REPs and other entities responsible for collection of transition charges from retail ratepayers during the last 12 months the Schedule TC-2 transition charges were in effect.

20.	Funding of Capital Subaccount. The capital contribution by TCC to BondCo to be deposited into the capital subaccount shall, with respect to each series of transition bonds, be funded by TCC and not from the proceeds of the sale of transition bonds. Upon payment of the principal amount of all transition bonds and the discharge of all obligations in respect thereof, all amounts in the capital subaccount, including investment earnings, shall be released to BondCo for payment to TCC. Investment earnings in this subaccount may be released earlier in accordance with the indenture to BondCo for payment to TCC.

21.

Original Issue Discount, Credit Enhancement. TCC may provide original issue discount or provide for various forms of credit enhancement including letters of credit, an overcollateralization subaccount or other reserve accounts, and surety bonds, and other mechanisms designed to promote the credit quality or marketability of the transition bonds and may enter into hedging or other arrangements to mitigate the risk of an increase in interest rates if floating rate bonds are issued to the extent not prohibited by this Financing Order. The decision to use such arrangements to enhance credit, promote marketability or reduce interest rate risks shall be made in conjunction with the Commission acting through its designated representative or financial advisor. TCC may not enter into an interest-rate swap arrangement. TCC may include the costs of original issue discount, credit enhancements or other arrangements to promote credit quality, marketability or mitigate interest rate risks as qualified costs only if TCC certifies that such arrangements are reasonably expected to provide benefits greater than their cost and such certifications are agreed with by the Commission’s designated representative or financial advisor. TCC shall not be required to enter any

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arrangements to promote credit quality, marketability or mitigate interest rate risks unless all related costs and liabilities can be included in qualified costs. TCC and the Commission’s designated representative or financial advisor shall evaluate the relative benefits of the arrangements in the same way that benefits are quantified under the quantifiable benefits test. This Ordering Paragraph does not apply to the collection account or its subaccounts approved in this Financing Order.

22.	Weighted Average Annual Interest Rate of Bonds. The effective weighted-average annual interest rate of the transition bonds, excluding up-front and ongoing costs, shall not exceed 8.00%.

23.	Life of Bonds. The expected final maturity of the transition bonds authorized by this Financing Order shall not exceed 15 years.

24.	Amortization Schedule. The Commission approves, and the transition bonds shall be structured to provide, a transition charge that is designed to produce essentially level residential rates over the period of recovery, if the actual year-to-year changes in residential load match the changes forecast at the time the bonds are structured, and uses consistent allocation factors across rate classes, subject to modification in accordance with the true-up mechanisms adopted in this Financing Order.

25.

Commission Participation in Bond Issuance. The Commission, acting through its designated representative or financial advisor shall participate directly with AEP in negotiations regarding the structuring, pricing, and marketing, and shall have equal rights with AEP to approve or disapprove the proposed structuring, pricing, and marketing of the transition bonds. The Commission’s designated representative or financial advisor shall have the right to participate fully and in advance regarding all aspects of the structuring, pricing, and marketing of the transition bonds, and shall be provided timely information that is necessary to fulfill its obligation to the Commission. The Commission directs its designated representative or financial advisor to advise the Commission of any proposal that does not comply in any material respect with the criteria established in this

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Financing Order. The Commission’s designated representative or financial advisor shall promptly inform TCC and the Commission of any items that, in the designated representative’s or financial advisor’s opinion, are not reasonable. The Commission’s designated representative or financial advisor shall notify TCC and the Commission no later than 12:00 p.m. CST on the business day after the Commission’s receipt of the issuance advice letter for each series of transition bonds whether the structuring, marketing, and pricing of that series of transition bonds comply with the criteria established in this Financing Order.

26.	Use of BondCo. TCC shall use BondCo, a special purpose transition funding entity as proposed in its application, in conjunction with the issuance of any transition bonds authorized under this Financing Order. BondCo shall be funded with an amount of capital that is sufficient for BondCo to carry out its intended functions and to avoid the possibility that TCC would have to extend funds to BondCo in a manner that could jeopardize the bankruptcy remoteness of BondCo. TCC may create more than one BondCo, in which event the rights, structure and restrictions described in this Financing Order with respect to BondCo would be applicable to each such issuer of transition property to the extent of the transition property sold to it and the transition bonds issued by it.

D. Servicing

27.

Servicing Agreement. The Commission authorizes TCC to enter into the servicing agreement with BondCo and to perform the servicing duties approved in this Financing Order. Without limiting the foregoing, in its capacity as initial servicer of the transition property, TCC is authorized to calculate, bill and collect for the account of BondCo, the transition charges initially authorized in this Financing Order, as adjusted from time to time to meet the Periodic Payment Requirements as provided in this Financing Order; and to make such filings and take such other actions as are required or permitted by this Financing Order in connection with the periodic true-ups described in this Financing Order. The servicer shall be entitled to collect servicing fees in accordance with the provisions of the servicing agreement, provided that, as set forth in Appendix D,

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(i) the annual servicing fee payable to TCC while it is serving as servicer (or to any other servicer affiliated with TCC) shall not at any time exceed 0.05% of the original principal amount of the transition bonds. The annual servicing fee payable to any other servicer not affiliated with TCC shall not at any time exceed 0.6% of the original principal amount of the transition bonds unless such higher rate is approved by the Commission pursuant to Ordering Paragraph No. 28. The revenues collected by TCC, or by any affiliate of TCC acting as either the servicer or administrator, under the servicing agreement and the administration agreement shall be included as an identified revenue credit and reduce revenue requirements for the ratepayers’ benefit in any TCC base rate case. The expenses of acting as the servicer or administrator shall likewise be included as a cost of service in any TCC base rate case.

28.	Replacement of TCC as Servicer. Upon the occurrence of an event of default under the servicing agreement relating to servicer’s performance of its servicing functions with respect to the transition charges, the financing parties may replace TCC as the servicer in accordance with the terms of the servicing agreement. If the servicing fee of the replacement servicer will exceed the applicable maximum servicing fee specified in Ordering Paragraph No. 27, the replacement servicer shall not begin providing service until (i) the date the Commission approves the appointment of such replacement servicer or (ii) if the Commission does not act to either approve or disapprove the appointment, the date which is 45 days after notice of appointment of the replacement servicer is provided to the Commission. No entity may replace TCC as the servicer in any of its servicing functions with respect to the transition charges and the transition property authorized by this Financing Order, if the replacement would cause any of the then current credit ratings of the transition bonds to be suspended, withdrawn, or downgraded.

29.

Amendment of Agreements. The parties to the servicing agreement, indenture, and sale agreement may amend the terms of such agreements; provided, however, that no amendment to any such agreement shall increase the ongoing qualified costs without the approval of the Commission. Any amendment that does not increase the ongoing qualified costs shall be effective without prior Commission

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authorization. Any amendment to any such agreement that may have the effect of increasing ongoing qualified costs shall be provided by BondCo to the Commission along with a statement as to the possible effect of the amendment on the ongoing qualified costs. The amendment shall become effective on the later of (i) the date proposed by the parties to the amendment or (ii) 31 days after such submission to the Commission unless the Commission issues an order disapproving the amendment within a 30-day period.

30.	Collection Terms. The servicer shall remit collections of the transition charges to BondCo or the indenture trustee for BondCo’s account in accordance with the terms of the servicing agreement.

31.	Contract to Provide Service. To the extent that any interest in the transition property created by this Financing Order is assigned, sold or transferred to an assignee, TCC shall enter into a contract with that assignee that requires TCC to continue to operate its transmission and distribution system in order to provide electric services to TCC’s customers; provided, however, that this provision shall not prohibit TCC from selling, assigning, or otherwise divesting its transmission and distribution systems or any part thereof so long as the entities acquiring such system agree to continue operating the facilities to provide electric service to TCC’s customers.

32.	SEC Requirements. Each REP or other entity responsible for collecting transition charges from retail consumers shall furnish to BondCo or TCC or to any successor servicer information and documents necessary to enable BondCo or TCC or any successor servicer to comply with their respective disclosure and reporting requirements, if any, with respect to the transition bonds under federal securities laws.

E. Retail Electric Providers

33.

REP Billing and Credit Standards. The Commission approves the REP standards detailed in Finding of Fact Nos. 58 and 59. These proposed REP standards relate only to the billing and collection of transition charges authorized

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under this Financing Order, and do not apply to collection of any other nonbypassable charges or other charges. The standards apply to all REPs other than REPs that have contracted with TCC to have TCC bill and collect transition charges from retail consumers. REPs may contract with parties other than TCC to bill and collect transition charges from retail consumers, but such REPs shall remain subject to these standards. Upon adoption of any amendment to the rules governing REP standards as set out in Substantive Rule 25.108, the Commission Staff shall initiate a proceeding to investigate the need to modify the standards adopted in this Financing Order to conform to that rule and to address whether each of the rating agencies that have rated the transition bonds will determine that such modifications will not cause a suspension, withdrawal, or downgrade of the ratings on the transition bonds. Modifications to the REP standards adopted in this Financing Order may not be implemented absent prior written confirmation from each of the rating agencies that have rated the transition bonds that such modifications will not cause a suspension, withdrawal, or downgrade of the ratings on the transition bonds. The servicer of the transition bonds shall also comply with the provisions of the REP standards adopted by this Financing Order that are applicable to the servicer.

34.	Transition Charge Remittance Procedures. Transition charges shall be billed and collected in accordance with the REP standards adopted by this Financing Order. REPs shall be subject to penalties as provided in these standards. A REP shall not be obligated to pay the overdue transition charges of another REP whose customers it agrees to serve.

35.	Remedies Upon REP Default. A servicer of transition bonds shall have the remedies provided in the REP standards adopted by this Financing Order. If a REP that is in default fails to immediately select and implement one of the options provided in the REP standards or, after making its selection, fails to adequately meet its responsibilities under the selected option, then the servicer shall immediately cause the POLR or a qualified REP to assume the responsibility for the billing and collection of transition charges in the manner and for the time provided in the REP standards.

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36.	Billing by POLRs. Every POLR appointed by the Commission shall comply with the minimum credit rating or deposit/credit support requirements described in the REP standards in addition to any other standard that may be adopted by the Commission. If the POLR defaults or is not eligible to provide billing and collection services, the servicer shall immediately assume responsibility for billing and collection of transition charges and continue to meet this obligation until a new POLR can be named by the Commission or the consumer requests the services of a REP in good standing. Retail consumers may never be directly re-billed by the successor REP, the POLR, or the servicer for any amount of transition charges the consumers have paid their REP.

37.	Disputes. Disputes between a REP and a servicer regarding any amount of billed transition charges shall be resolved in the manner provided by the REP standards adopted by this Financing Order.

38.	Metering Data. If the servicer is providing metering services to a REP’s retail consumers, then metering data shall be provided to the REP at the same time as the billing. If the servicer is not providing metering services, the entity providing metering services shall comply with Commission rules and ensure that the servicer and the REP receive timely and accurate metering data in order for the servicer to meet its obligations under the servicing agreement and this Financing Order.

39.	Charge-Off Allowance. The REP may retain an allowance for charge-offs from its payments to the servicer as provided in the REP standards adopted by this Financing Order.

40.	Service Termination. In the event that the servicer is billing consumers for transition charges, the servicer shall have the right to terminate transmission and distribution service to the end-use consumer for non-payment by the end-use consumer pursuant to applicable Commission rules. In the event that a REP or the POLR is billing consumers for transition charges, the REP or POLR shall have the right to transfer the consumer to the POLR or to another certified REP or to direct the servicer to terminate transmission and distribution service to the end-use consumer for non-payment by the end-use consumer to the extent permitted by and pursuant to terms and limitations of the applicable Commission rules.

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F. Structure of the Securitization

41.	Structure. TCC shall structure the securitization as proposed in TCC’s application. This structure shall be consistent with Findings of Fact Nos. 106 through 109.

G. Use of Proceeds

42.	Use of Proceeds. Upon the issuance of transition bonds, BondCo shall pay the net proceeds from the sale of the transition bonds (after payment of transaction costs) to TCC for the purchase price of the transition property. TCC will apply these net proceeds to reduce the debt and/or common equity on its regulatory books.

H. Miscellaneous Provisions

43.	Continuing Issuance Right. TCC has the continuing irrevocable right to cause the issuance of transition bonds in one or more series in accordance with this Financing Order for a period commencing with the date of this Financing Order and extending 24 months following the latest of (i) the date on which this Financing Order becomes final and no longer subject to any appeal; (ii) the date on which the Commission’s final order in Docket No. 31056 becomes final and no longer subject to any appeal; or (iii) the date on which any other regulatory approvals necessary to issue the transition bonds are obtained and no longer subject to any appeal. If at any time during the effective period of this Financing Order there is a severe disruption in the financial markets of the United States, the effective period shall automatically be extended to a date which is not less than 90 days after the date such disruption ends.

44.

Internal Revenue Service Private Letter or Other Rulings. TCC is not required by this Financing Order to obtain a ruling from the IRS; however, if it elects to do so, then upon receipt, TCC shall promptly deliver to the Commission

Docket No. 32475	Financing Order	Page 86 of 88

a copy of each private letter or other ruling issued by the IRS with respect to the proposed transaction, the transition bonds or any other matter related thereto. TCC shall also include a copy of every such ruling by the IRS it has received as an attachment to each issuance advice letter required to be filed by this Financing Order. TCC may cause transition bonds to be issued without a private letter ruling if it obtains an opinion of tax counsel sufficient to support the issuance of the bonds.

45.	Binding on Successors. This Financing Order, together with the transition charges authorized in it, shall be binding on TCC and any successor to TCC that provides transmission and distribution service directly to retail consumers in TCC’s certificated service area as of May 1, 1999, any other entity that provides transmission or distribution services to retail consumers within that service area, and any successor to such other entity. This Financing Order is also binding on each REP, and any successor, that sells electric energy to retail consumers located within that service area, any other entity responsible for billing and collecting transition charges on behalf of BondCo, and any successor to the Commission. In this paragraph, a “successor” means any entity that succeeds by any means whatsoever to any interest or obligation of its predecessor, including by way of bankruptcy, reorganization or other insolvency proceeding, merger, consolidation, conversion, assignment, pledge or other security, by operation of law or otherwise.

46.	Flexibility. Subject to compliance with the requirements of this Financing Order, TCC and BondCo shall be afforded flexibility in establishing the terms and conditions of the transition bonds, including the final structure of BondCo, repayment schedules, term, payment dates, collateral, credit enhancement, required debt service, reserves, interest rates (which may include floating or variable interest rates), use of original issue discount, hedges, indices and other financing costs and the ability of TCC, at its option, to cause one or more series of transition bonds to be issued or to create more than one BondCo for purposes of issuing such transition bonds.

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47.	Effectiveness of Order. This Financing Order is effective upon issuance and is not subject to rehearing by the Commission. Notwithstanding the foregoing, no transition property shall be created hereunder, and TCC shall not be authorized to impose, collect, and receive transition charges, until concurrently with the transfer of TCC’s rights hereunder to BondCo in conjunction with the issuance of the transition bonds.

48.	Regulatory Approvals. All regulatory approvals within the jurisdiction of the Commission that are necessary for the securitization of the transition charges associated with the costs that are the subject of the application, and all related transactions contemplated in the application, are granted.

49.	Payment of Commission’s Costs for Professional Services. In accordance with PURA § 39.302(4), TCC shall pay the costs to the Commission of acquiring professional services for the purpose of evaluating TCC’s proposed transaction, including, but not limited to, the Commission’s outside attorneys’ fees in the amounts specified in this Financing Order no later than 30 days after the issuance of any transition bonds.

50.	Payment of Commission’s Financial Advisor. The fee for the Commission’s financial advisor shall be a fixed fee payable at closing by wire transfer in the amount established in accordance with the contract entered into by Lane Lanford, the Commission’s Executive Director, with the Commission’s financial advisor.

51.	Effect. This Financing Order constitutes a legal financing order for TCC under Subchapter G of Chapter 39 of PURA. The Commission finds this Financing Order complies with the provisions of Subchapter G of Chapter 39 of PURA. A financing order gives rise to rights, interests, obligations and duties as expressed in Subchapter G of Chapter 39 of PURA. It is the Commission’s express intent to give rise to those rights, interests, obligations and duties by issuing this Financing Order. TCC and the servicer are directed to take all actions as are required to effectuate the transactions approved in this Financing Order, subject to compliance with the criteria established in this Financing Order.

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52.	Further Commission Action. The Commission guarantees that it will act pursuant to this Financing Order as expressly authorized by PURA to ensure that expected transition charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the transition bonds issued pursuant to this Financing Order and other costs, including fees and expenses, in connection with the transition bonds.

53.	All Other Motions, etc., Denied. All motions, requests for entry of specific findings of fact and conclusions of law, and any other requests for general or specific relief not expressly granted herein, are denied for want of merit.

SIGNED AT AUSTIN, TEXAS the 21st day of June, 2006.

PUBLIC UTILITY COMMISSION OF TEXAS

/s/ Paul Hudson
PAUL HUDSON, CHAIRMAN

/s/ Julie Parsley
JULIE PARSLEY, COMMISSIONER

/s/ Barry T. Smitherman
BARRY T. SMITHERMAN, COMMISSIONER